Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

COMMUNITY BANK SYSTEM, INC.

AND

STEUBEN TRUST CORPORATION

Dated as of October 18, 2019

TABLE OF CONTENTS

		Page

ARTICLE 1

TRANSACTIONS AND TERMS OF MERGER

Section 1.1	Merger	2
Section 1.2	Bank Merger	2
Section 1.3	Closing	2
Section 1.4	Effective Time	2
Section 1.5	Effects of the Merger	2
Section 1.6	Organizational Documents of Surviving Corporation; Directors and Officers	3
Section 1.7	Tax Consequences	3
Section 1.8	Structure Change	3

ARTICLE 2

TREATMENT OF SECURITIES

Section 2.1	Treatment of Shares	3
Section 2.2	Payment for Securities; Surrender of Steuben Certificates	4
Section 2.3	Dissenters’ Rights	7
Section 2.4	Treatment of Steuben Stock Options	8
Section 2.5	Withholding	8
Section 2.6	Fractional Shares	9

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1	Disclosure Letters	9
Section 3.2	Representations and Warranties of Steuben	9
Section 3.3	Representations and Warranties of Community	31

ARTICLE 4

COVENANTS AND ADDITIONAL AGREEMENTS OF THE PARTIES

Section 4.1	Conduct of Business Prior to Effective Time	39
Section 4.2	Forbearances	39
Section 4.3	Litigation	43

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LIST OF EXHIBITS

Exhibit	Description
A	Bank Merger Agreement
B	Shareholder Support Agreement Signatories
C	Form of Shareholder Support Agreement
D	Form of Option Cancellation Acknowledgement

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 18, 2019, by and between Community Bank System, Inc., a Delaware corporation (“Community”), and Steuben Trust Corporation, a New York corporation (“Steuben”).

Recitals

WHEREAS, Community is a bank holding company, the sole banking Subsidiary of which is Community Bank, N.A., a national banking association (“Community Bank”);

WHEREAS, Steuben is a bank holding company, the sole banking Subsidiary of which is Steuben Trust Company, a New York State-chartered bank (“Steuben Bank”);

WHEREAS, the Boards of Directors of Community and Steuben have approved this Agreement and the transactions described herein in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Business Corporation Law of the State of New York (the “NYBCL”) and have declared the same advisable and in the best interests of Community and Steuben, respectively, and their respective stockholders;

WHEREAS, this Agreement provides for the acquisition of Steuben by Community pursuant to the merger of Steuben with and into Community (the “Merger”). Immediately following the consummation of the Merger, Steuben Bank shall merge (the “Bank Merger”) with and into Community Bank, with Community Bank continuing as the surviving bank, pursuant to the terms of the Plan of Merger and Merger Agreement between Community Bank and Steuben Bank attached hereto as Exhibit A (the “Bank Merger Agreement”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Community’s willingness to enter into this Agreement, each of the individuals listed on Exhibit B attached hereto who holds Steuben Common Shares has executed and delivered to Community an agreement in substantially the form of Exhibit C attached hereto (each a “Shareholder Support Agreement”), pursuant to which they have agreed, among other things, subject to the terms of such Shareholder Support Agreement, to vote the Steuben Common Shares held of record by such Persons or as to which they otherwise have beneficial ownership to adopt this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

Article 1

TRANSACTIONS AND TERMS OF MERGER

Section 1.1           Merger. Subject to the terms and conditions of this Agreement and in accordance with the DGCL and the NYBCL, at the Effective Time (as defined in Section 1.4 herein), Steuben shall be merged with and into Community. Community shall be the surviving corporation (the “Surviving Corporation”) resulting from the Merger and the separate corporate existence of Steuben shall thereupon cease. Community shall continue to be governed by the Laws of the State of Delaware, and the separate corporate existence of Community with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

Section 1.2           Bank Merger. Prior to the Effective Time, Community and Steuben shall cause the Boards of Directors of Community Bank and Steuben Bank, respectively, to execute the Bank Merger Agreement. Subject to the terms and conditions of this Agreement and the Bank Merger Agreement, Steuben Bank shall be merged with and into Community Bank in accordance with the provisions of 12 U.S.C. Sections 215a and 1828(c). Community Bank shall be the surviving bank resulting from the Bank Merger and the separate existence of Steuben Bank shall thereupon cease. Community Bank shall continue to be governed by the Laws of the United States, and the separate existence of Community Bank with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Bank Merger. Subject to the satisfaction of the conditions to closing set forth in the Bank Merger Agreement, the Bank Merger shall occur immediately following the Merger or at such later time as Community may determine in its sole discretion.

Section 1.3           Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, at the offices of Cadwalader, Wickersham & Taft LLP, 200 Liberty Street, New York, New York 10281, or by the electronic transmission of signature pages, on a date which shall be no later than three (3) Business Days after the satisfaction or waiver (subject to applicable Law) of the latest to occur of the conditions set forth in Article 5 hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Community and Steuben (the date on which the Closing occurs, the “Closing Date”).

Section 1.4           Effective Time. The Merger shall become effective as set forth in the certificate of merger to be filed with the Secretary of State of the State of New York (the “New York Secretary”) and the certificate of merger to be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”), in each case on the Closing Date (together, the “Certificates of Merger”). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificates of Merger.

Section 1.5           Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the NYBCL and the DGCL.

Section 1.6          Organizational Documents of Surviving Corporation; Directors and Officers. (a)  The Organizational Documents of Community in effect immediately prior to the Effective Time shall be the Organizational Documents of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

(b)           The directors of Community immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time. The officers of Community immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be.

Section 1.7           Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

Section 1.8          Structure Change. Community may at any time change the method of effecting the Merger and the Bank Merger (including by providing for the merger of Steuben with a wholly-owned Subsidiary of Community) if and to the extent requested by Community, and Steuben agrees to enter into such amendments to this Agreement as Community may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment shall (a) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (b) adversely affect the Tax treatment of the Merger with respect to Steuben’s shareholders or (c) be reasonably likely to cause the Closing to be prevented or materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed.

Article 2

TREATMENT OF SECURITIES

Section 2.1          Treatment of Shares. (a)  Treatment of Steuben Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of Steuben or of Community, subject to Section 2.1(c) and any applicable withholding Tax, each Steuben Common Share issued and outstanding immediately prior to the Effective Time (other than Steuben Common Shares to be cancelled in accordance with Section 2.1(b) and other than any Proposed Dissenting Shares) shall be automatically converted into the right to receive (i) 0.8054 shares of Community Common Stock (the “Per Share Stock Consideration”) and (ii) $12.60 in cash (the “Per Share Cash Consideration”, and, together with the Per Share Stock Consideration, the “Merger Consideration”), in each case without interest. From and after the Effective Time, all such Steuben Common Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Steuben Common Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such Steuben Common Shares in accordance with Section 2.2(b), including the right to receive, pursuant to Section 2.6, cash in lieu of fractional shares of Community Common Stock, if any, into which such Steuben Common Shares have been converted pursuant to this Section 2.1(a) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 2.2(f).

(b)           Cancellation of Steuben Common Shares. At the Effective Time, all Steuben Common Shares owned by any of the Parties or by any of their respective Subsidiaries (other than any such shares owned in a fiduciary capacity or as a result of debts previously contracted) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)           Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Steuben Common Shares or Community Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Steuben Common Shares or shares of Community Common Stock outstanding after the date hereof and prior to the Effective Time.

(d)           Community Common Stock. At and after the Effective Time, each share of Community Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of Community Common Stock and shall not be affected by the Merger.

Section 2.2          Payment for Securities; Surrender of Steuben Certificates.

(a)           Exchange Fund. Prior to the Effective Time, Community shall designate a bank or trust company reasonably acceptable to Steuben to act as the exchange agent in connection with the Merger (the “Exchange Agent”). The Exchange Agent shall also act as the agent for Steuben’s shareholders for the purpose of receiving and holding their Steuben Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby. At or immediately after the Effective Time, Community shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Community Common Stock issuable pursuant to Section 2.1(a) in book-entry form equal to the aggregate Community Common Stock portion of the Merger Consideration (excluding any Fractional Share Consideration), and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate cash portion of the Merger Consideration, Fractional Share Consideration and any dividends under Section 2.2(f) (such evidence of book-entry shares of Community Common Stock and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of Steuben Common Shares. In the event the Exchange Fund shall be insufficient to pay the aggregate cash portion of the Merger Consideration, Fractional Share Consideration and any dividends under Section 2.2(f), Community shall promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Community shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration, including payment of the Fractional Share Consideration and any amounts payable in respect of dividends or other distributions on shares of Community Common Stock in accordance with Section 2.2(f) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Community; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Steuben Certificates or Book-Entry Shares pursuant to this Article 2. Any interest and other income resulting from such investments shall be paid to Community on the earlier of (A) one (1) year after the Effective Time or (B) the full payment of the Exchange Fund.

(b)           Procedures for Surrender. Promptly after the Effective Time, Community shall cause the Exchange Agent to mail (and make available for collection by hand) to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Steuben Common Shares (the “Steuben Certificates”) or non-certificated Steuben Common Shares represented by book-entry (“Book-Entry Shares”) and whose Steuben Common Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Steuben Certificates shall pass, only upon delivery of the Steuben Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as Community may reasonably specify and (ii) instructions for effecting the surrender of the Steuben Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of the Merger Consideration into which such Steuben Common Shares have been converted pursuant to Section 2.1, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.6, and any dividends or other distributions on shares of Community Common Stock in accordance with Section 2.2(f). Upon surrender of a Steuben Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Community, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Steuben Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the applicable Merger Consideration pursuant to the provisions of this Article 2, any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 2.6, and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Community Common Stock in accordance with Section 2.2(f) for each Steuben Common Share formerly represented by such Steuben Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) Business Days following the Exchange Agent’s receipt of such Steuben Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Steuben Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Steuben Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Steuben Certificate is registered, it shall be a condition precedent of payment that (A) the Steuben Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Steuben Certificate surrendered or shall have established to the satisfaction of Community that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.2, each Steuben Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration contemplated by this Article 2, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.6, and any dividends or other distributions on shares of Community Common Stock in accordance with Section 2.2(f), without interest thereon.

(c)           Transfer Books; No Further Ownership Rights in Steuben Shares. At the Effective Time, the stock transfer books of Steuben shall be closed and thereafter there shall be no further registration of transfers of Steuben Common Shares on the records of Steuben. From and after the Effective Time, the holders of Steuben Certificates or Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Steuben Common Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Steuben Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d)           Termination of Exchange Fund; No Liability. At any time following twelve (12) months after the Effective Time, Community shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Steuben Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Community (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.6, and any dividends or other distributions on shares of Community Common Stock in accordance with Section 2.2(f), payable upon due surrender of their Steuben Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without any interest thereon. Notwithstanding the foregoing, neither Community nor the Exchange Agent shall be liable to any holder of a Steuben Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)           Lost, Stolen or Destroyed Steuben Certificates. In the event that any Steuben Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Steuben Certificates, upon the making of an affidavit of that fact by the holder thereof, and the compliance by such holder with such other requirements of the Exchange Agent, the applicable Merger Consideration, payable in respect thereof pursuant to Section 2.1 hereof, including, any amount payable in respect of Fractional Share Consideration in accordance with Section 2.6, and any dividends or other distributions on shares of Community Common Stock in accordance with Section 2.2(f).

(f)            Dividends or Distributions with Respect to Community Common Stock. No dividends or other distributions with respect to Community Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Steuben Certificate or Book-Entry Share with respect to the shares of Community Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Community to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Steuben Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Steuben Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Community Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Community Common Stock.

Section 2.3          Dissenters’ Rights. (a)  Notwithstanding anything in this Agreement to the contrary, Steuben Common Shares issued and outstanding immediately prior to the Effective Time and held by a holder of record who did not vote in favor of the adoption of this Agreement (or consent thereto in writing) and is entitled to demand and properly demands appraisal of such Steuben Common Shares (“Dissenting Shares”) pursuant to, and who complies in all respects with, Sections 623 and 910 of the NYBCL (the “Appraisal Rights”) shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 2.1, but instead at the Effective Time shall be converted into the right to receive payment of the fair value of such Steuben Common Shares in accordance with the Appraisal Rights (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the appraised value of such Dissenting Shares to the extent afforded by the Appraisal Rights); provided, however, that if any such holder (including any holder of Proposed Dissenting Shares) shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair value of such Dissenting Shares under the Appraisal Rights, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, without interest or duplication, the Merger Consideration. “Proposed Dissenting Shares” means Steuben Common Shares whose holders provide demands for appraisal to Steuben prior to the Steuben Shareholder Meeting, or at such meeting but before the vote, and do not vote in favor of the adoption of this Agreement, in each case in accordance with the Appraisal Rights.

(b)          Steuben shall give prompt notice to Community of any demands received by Steuben for appraisal of any Steuben Common Shares, of any withdrawals of such demands and of any other instruments served pursuant to the NYBCL and received by Steuben relating to Appraisal Rights, and Community shall have the opportunity to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, Steuben shall not, without the prior written consent of Community, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

Section 2.4          Treatment of Steuben Stock Options. (a)  As of the Effective Time, each option to purchase Steuben Common Shares granted under any Steuben Benefit Plan that is outstanding and unexercised immediately prior to the Effective Time (a “Steuben Stock Option”), whether or not then vested or exercisable, shall, automatically and without any action on behalf of the holder thereof, be cancelled and converted into a right of the former holder of such Steuben Stock Option to receive the applicable Steuben Stock Option Consideration. For purposes of this Agreement, the “Steuben Stock Option Consideration” means, with respect to a Steuben Stock Option, an amount in cash, without interest, equal to the product of (x) the number of Steuben Common Shares underlying such Steuben Stock Option multiplied by (y) the excess, if any, of the Per Share Merger Consideration Value over the exercise price per share of such Steuben Stock Option. “Per Share Merger Consideration Value” means (i) the Per Share Cash Consideration plus (ii) the value equal to the Per Share Stock Consideration multiplied by the Average Closing Price. For the avoidance of doubt, any Steuben Stock Option with an exercise price per share that is equal to or in excess of the Per Share Merger Consideration Value shall be automatically cancelled pursuant to this Section 2.4 without any consideration.

(b)           Prior to the Effective Time, Steuben or its Board of Directors or a committee thereof, as applicable, shall pass resolutions and take any actions as are necessary to effectuate the provisions of this Section 2.4. Steuben shall use reasonable best efforts to cause each holder of a Steuben Stock Option to execute and deliver to Community an Option Cancellation Acknowledgement in substantially the form of Exhibit D attached hereto (each, an “Option Cancellation Acknowledgement”) pursuant to which each such holder shall agree, among other things, subject to the terms of such Option Cancellation Acknowledgement and this Agreement, that, as of immediately prior to the Effective Time, each of such holder’s Steuben Stock Options shall be cancelled and converted into the right to receive the Steuben Stock Option Consideration in accordance with this Section 2.4.

(c)           Subject to Section 2.5, promptly following the Effective Time but no later than thirty (30) days following the Effective Time, any amounts due to the former holders of Steuben Stock Options pursuant to this Section 2.4 shall be paid through the payroll system of the Surviving Corporation or one of its Subsidiaries.

Section 2.5          Withholding. Community shall be entitled to deduct and withhold, or cause the Exchange Agent or the Surviving Corporation or any of its Subsidiaries to deduct and withhold, from the consideration otherwise payable to a holder of Steuben Common Shares or Steuben Stock Options, as applicable, pursuant to this Agreement, any amounts as are required to be withheld or deducted with respect to such consideration under the Code, or any applicable provisions of state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Steuben Common Shares or Steuben Stock Options, as applicable, in respect of which such deduction and withholding was made.

Section 2.6          Fractional Shares. No certificate or scrip representing fractional shares of Community Common Stock shall be issued upon the surrender for exchange of Steuben Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Community. Notwithstanding any other provision of this Agreement, each holder of Steuben Common Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Community Common Stock shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Community Common Stock multiplied by the Average Closing Price (rounded to the nearest whole cent).

Article 3

REPRESENTATIONS AND WARRANTIES

Section 3.1          Disclosure Letters. Concurrently with the execution and delivery of this Agreement, Steuben has delivered to Community and Community has delivered to Steuben a letter (the “Steuben Disclosure Letter” and the “Community Disclosure Letter,” respectively) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of Steuben’s or Community’s, respectively, representations or warranties contained in this Article 3 or to one or more of its covenants contained in Article 4; provided, that (a) no such item is required to be set forth in the Steuben Disclosure Letter or the Community Disclosure Letter as an exception to any representation or warranty of Steuben or Community, respectively, if its absence would not result in the related representation or warranty being deemed untrue or incorrect, and (b) the mere inclusion of an item in the Steuben Disclosure Letter or the Community Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by Steuben or Community, respectively, that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect on Steuben or Community, respectively. Any disclosures made with respect to a subsection of Section 3.2 or Section 3.3 shall be deemed to qualify any other subsections of Section 3.2 or Section 3.3, respectively, specifically referenced or cross-referenced or that contains sufficient detail to enable a reasonable Person to recognize the relevance of such disclosure to such other subsections.

Section 3.2          Representations and Warranties of Steuben. Subject to and giving effect to Section 3.1 and except as set forth in the Steuben Disclosure Letter, Steuben hereby represents and warrants to Community as follows:

(a)           Organization, Standing, and Power. Each Subsidiary of Steuben is listed in Section 3.2(a) of the Steuben Disclosure Letter. Steuben and each of its Subsidiaries (i) are duly organized, validly existing, and (as to corporations) are in good standing under the Laws of the jurisdiction of their respective organization, (ii) have the requisite corporate power and authority to own, lease, and operate their properties and assets and to carry on their businesses as now conducted, and (iii) are duly qualified or licensed to do business and in good standing in the States of the United States and foreign jurisdictions where the character of their assets or the nature or conduct of their business requires them to be so qualified or licensed, except in the case of this clause (iii) where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Steuben. Steuben is registered with the Federal Reserve Board as a bank holding company within the meaning of the BHC Act and has elected to be, and qualifies, as a financial holding company under the BHC Act. Steuben Bank is a New York State-chartered bank with its main office located in the State of New York. Steuben Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act of 1950 and applicable regulations thereunder, its deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all insurance premiums and assessments required to be paid in connection therewith have been paid when due. No action for the revocation or termination of such deposit insurance is pending or, to the Knowledge of Steuben, threatened. Steuben Bank is a member in good standing of the Federal Home Loan Bank of New York.

(b)           Authority; No Breach of Agreement. (i)  Steuben has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action (including valid authorization and adoption of this Agreement by Steuben’s duly constituted Board of Directors), subject only to the Steuben Shareholder Approval. This Agreement has been duly executed and delivered by Steuben and, assuming due authorization, execution and delivery of this Agreement by Community, this Agreement represents a legal, valid and binding obligation of Steuben enforceable against Steuben in accordance with its terms (except in all cases as such enforceability may be limited by (A) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and other Laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally and (B) general equitable principles and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(ii)     Steuben’s Board of Directors has: (A) by the unanimous vote of the entire Board of Directors, duly approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby, including the Bank Merger Agreement and the Bank Merger; (B) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Steuben and the holders of Steuben Common Shares; (C) resolved to recommend that the holders of Steuben Common Shares adopt this Agreement (such recommendation being the “Steuben Directors’ Recommendation”); and (D) directed that this Agreement be submitted to the holders of Steuben Common Shares for their adoption.

(iii)    Steuben Bank’s Board of Directors has, by the unanimous vote of the entire Board of Directors, duly approved and declared advisable the Bank Merger Agreement, the Bank Merger and the other transactions contemplated hereby and thereby.

(iv)    The Steuben Shareholder Approval is the only vote of the holders of any class or series of Steuben’s capital stock or other securities required by applicable Law or the Organizational Documents of Steuben in connection with the consummation of the Merger. No vote of the holders of any class or series of Steuben’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by Steuben other than the Merger.

(v)     Neither the execution and delivery of this Agreement or the Bank Merger Agreement by Steuben or Steuben Bank, as applicable, nor the consummation by either of them of the transactions contemplated hereby or thereby, nor compliance by either of them with any of the provisions hereof or thereof, will (A) violate, conflict with or result in a breach of any provision of the Organizational Documents of Steuben or any of its Subsidiaries, (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (other than Permitted Liens) upon any of the respective properties or assets of Steuben or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, Contract, Permit or other instrument or obligation to which Steuben or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, or (C) subject to receipt of the Requisite Regulatory Approvals and the expiration of any waiting period required by Law as described in clause (vi) below, violate any Law or Order applicable to Steuben or its Subsidiaries or any of their respective material assets.

(vi)    Other than in connection or compliance with the provisions of the Securities Laws, and other than (A) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (B) the filing of applications, filings and notices, as applicable, with the OCC in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (C) the filing of any required applications, filings or notices with any state banking authorities listed in Section 3.2(b)(vi)(C) of the Steuben Disclosure Letter or Section 3.3(b)(iv) of the Community Disclosure Letter and approval of such applications, filings or notices, (D) the filing of the Certificates of Merger with the New York Secretary and the Delaware Secretary as required by the NYBCL and the DGCL, respectively, and (E) as otherwise set forth in Section 3.2(b)(vi)(E) of the Steuben Disclosure Letter, no Order of, or Consent of, to or with, any Governmental Authority or other third party is necessary in connection with the execution, delivery or performance of this Agreement or the Bank Merger Agreement by Steuben or Steuben Bank, as applicable, or the consummation by Steuben or Steuben Bank, as applicable, of the Merger, the Bank Merger and the other transactions contemplated by this Agreement and the Bank Merger Agreement.

(c)           Capital Stock. Steuben’s authorized capital stock consists of (i) 5,000,000 Steuben Common Shares, of which, as of October 17, 2019 (the “Capitalization Date”), 1,689,456 shares are issued and outstanding and 98,336 shares are held in its treasury and (ii) 500,000 shares of preferred stock, par value $10.00 per share, 65,000 of which have been designated Series A 8% Cumulative Convertible Preferred Stock, zero shares of which are issued and outstanding. As of the Capitalization Date, there were (x) 16,860 Steuben Common Shares reserved for issuance upon the exercise of outstanding Steuben Stock Options at a weighted average exercise price of $38.86 (of which Steuben Stock Options with respect to 9,420 shares are exercisable) and (y) 105,594 Steuben Common Shares reserved for issuance in respect of the Steuben Dividend Reinvestment Plan. Set forth in Section 3.2(c)(i) of the Steuben Disclosure Letter is a true and complete schedule of all outstanding Rights to acquire Steuben Common Shares, including grant date, vesting schedule, exercise price, expiration date and the name of the holder of such Rights. Except as set forth in this Section 3.2(c), or in Section 3.2(c)(i) of the Steuben Disclosure Letter, there are no Steuben Common Shares or other equity or equity-based securities of Steuben outstanding or reserved for issuance and no outstanding Rights relating to the Steuben Common Shares or Steuben preferred stock, and no Person has any Contract or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription or issuance of any securities of Steuben. All of the outstanding Steuben Common Shares are duly and validly issued and outstanding and are fully paid and, except as expressly provided otherwise under applicable Law, nonassessable under the NYBCL. None of the outstanding Steuben Common Shares have been issued in violation of any preemptive rights of the current or past shareholders of Steuben. There are no Contracts among Steuben and its shareholders or by which Steuben is bound with respect to the voting, transfer, repurchase or redemption of Steuben Common Shares or the granting of registration rights to any holder thereof. All of the outstanding Steuben Common Shares and all Rights to acquire Steuben Common Shares have been issued in compliance with all applicable federal and state Securities Laws, and all Steuben Common Shares underlying Steuben Stock Options or issuable under the Steuben Dividend Reinvestment Plan have been validly and timely registered with the SEC, to the extent required to be registered. All issued and outstanding shares of capital stock of Steuben’s Subsidiaries have been duly authorized and are validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of Steuben’s Subsidiaries are owned by Steuben or a wholly owned Subsidiary thereof, free and clear of all Liens. None of Steuben’s Subsidiaries has outstanding any Right to acquire any shares of its capital stock or any security convertible into such shares, or has any obligation or commitment to issue, sell or deliver any of the foregoing or any shares of its capital stock. The outstanding capital stock of each of Steuben’s Subsidiaries has been issued in compliance with all legal requirements and is not subject to any preemptive or similar rights. Except as set forth in Section 3.2(c)(ii) of the Steuben Disclosure Letter, Steuben has no direct or indirect ownership interest in any firm, corporation, bank, joint venture, association, partnership or other entity, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any Liability or obligation of, any Person other than lending transactions which occur in the ordinary course of business consistent with past practice. Neither Steuben nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the shareholders of Steuben or such Subsidiary on any matter. Section 3.2(c)(ii) of the Steuben Disclosure Letter sets forth a true, correct and complete listing of each outstanding series of trust preferred securities of Steuben and certain information with respect thereto, including the holders of such securities as of the date of this Agreement.

(d)          Reports; Financial Statements. (i)  Steuben and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2016 with any Governmental Authorities (including any Regulatory Authorities), including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the Laws of the United States, any state or political subdivision, any foreign entity or jurisdiction, or any other Governmental Authority or Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Authority in the ordinary course of business of Steuben and its Subsidiaries, (A) no Regulatory Authority has initiated or has pending any proceeding or, to the Knowledge of Steuben, investigation into the business or operations of Steuben or any of its Subsidiaries since December 31, 2016, (B) there is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any report or statement relating to any examinations or inspections of Steuben or any of its Subsidiaries, and (C) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Authority with respect to the business, operations, policies or procedures of Steuben or any of its Subsidiaries since December 31, 2016.

(ii)     An accurate copy of each final SEC Report filed with or furnished by Steuben or any of its Subsidiaries to the SEC since December 31, 2016 pursuant to the Securities Act or the Exchange Act (the “Steuben Reports”) is publicly available. No Steuben Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all of the Steuben Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Steuben Reports.

(iii)    Steuben has delivered, or caused to be delivered, to Community, or provided Community access to, true and complete copies of the Steuben Financial Statements. The Steuben Financial Statements (A) have been prepared from, and are in accordance with, the books and records of Steuben and its Subsidiaries, (B) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Steuben and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (C) comply in all material respects with applicable accounting requirements and with applicable Law with respect thereto and (D) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Steuben and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Crowe LLP has not resigned (or informed Steuben that it intends to resign) or been dismissed as independent public accountants of Steuben as a result of or in connection with any disagreements with Steuben on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(iv)    Neither Steuben nor any of its Subsidiaries has any Liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Steuben, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Steuben as of June 30, 2019 (including any notes thereto) included in the Steuben Financial Statements, and for liabilities incurred in (A) the ordinary course of business consistent with past practice since June 30, 2019 that are not, individually or in the aggregate, material to Steuben and its Subsidiaries, taken as a whole, or (B) in connection with this Agreement and the transactions contemplated hereby.

(v)     The records, systems, controls, data and information of Steuben and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Steuben or its Subsidiaries or accountants (including all means of access thereto and therefrom). Steuben has disclosed, based on its most recent evaluation prior to the date hereof, to Steuben’s outside auditors and the audit committee of Steuben’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect Steuben’s ability to record, process, summarize and report financial information, and (y) to the Knowledge of Steuben, any fraud, whether or not material, that involves management or other employees who have a significant role in Steuben’s internal controls over financial reporting.

(vi)    Since December 31, 2016, (A) neither Steuben nor any of its Subsidiaries, nor, to the Knowledge of Steuben, any director, officer, auditor, accountant or Representative of Steuben or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Steuben or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Steuben or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Steuben or any of its Subsidiaries, whether or not employed by Steuben or any of its Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Steuben or any of its officers, directors, employees or agents to the Board of Directors of Steuben or any committee thereof or to the Knowledge of Steuben, to any director or officer of Steuben.

(e)           Absence of Certain Changes or Events. Since December 31, 2018, (A) except as disclosed in Section 3.2(e) of the Steuben Disclosure Letter and except for the negotiation of this Agreement and the transactions contemplated hereby, Steuben and each of its Subsidiaries has conducted its business in all material respects in the ordinary course of business consistent with past practice, (B) neither Steuben nor any of its Subsidiaries has taken any action which, if taken after the date of this Agreement, would constitute a breach of Section 4.1 or 4.2, and (C) there have been no facts, events, changes, circumstances or effects that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Steuben.

(f)            Tax Matters. (i)  All material amounts of Taxes of Steuben and each of its Subsidiaries (whether or not shown or required to be shown on any Tax Return) have been fully and timely paid. Each of Steuben and its Subsidiaries has timely filed all Tax Returns required to have been filed by it or on its behalf, and each such Tax Return is true, complete and accurate in all material respects. Neither Steuben nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return. There have been no examinations or audits of any Tax Return by any Taxing Authority. Steuben and each of its Subsidiaries has made available to Community true and correct copies of the United States federal, state and local income Tax Returns and related workpapers filed by it for each Taxable Period with respect to which the statute of limitations has not closed. No claim has ever been made by a Taxing Authority in a jurisdiction where Steuben or any of its Subsidiaries does not file a Tax Return that Steuben or any of its Subsidiaries may be subject to Taxes by that jurisdiction, and to the Knowledge of Steuben and each of its Subsidiaries, no basis for such a claim exists.

(ii)      Except as disclosed in Section 3.2(f) of the Steuben Disclosure Letter, neither Steuben nor any of its Subsidiaries has received any notice of assessment or proposed assessment in connection with any Tax, and there is no threatened or pending dispute, action, suit, proceeding, claim, investigation, audit, examination, or other Litigation regarding any Tax of Steuben, any of its Subsidiaries or the assets of Steuben or any of its Subsidiaries. No officer or employee responsible for Tax matters of Steuben or any of its Subsidiaries expects any Taxing Authority to assess any additional Tax for any period for which a Tax Return has been filed. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment of any Tax or deficiency against Steuben or any of its Subsidiaries, and neither Steuben nor any of its Subsidiaries has waived or extended the applicable statute of limitations for the assessment or collection of any Tax or agreed to a Tax assessment or deficiency. The relevant statute of limitations is closed with respect to the federal and material state and local income and franchise Tax Returns of Steuben and its Subsidiaries for all Taxable Periods through December 31, 2015.

(iii)     Neither Steuben nor any of its Subsidiaries is a party to a Tax allocation, sharing, indemnification or similar agreement or any agreement pursuant to which it has any obligation to any Person with respect to Taxes, and neither Steuben nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal, state or local income Tax Return or any combined, affiliated or unitary group for any Tax purpose (other than the group of which it is currently a member), and neither Steuben nor any of its Subsidiaries has any Tax liability under Treasury Regulation Section 1.1502-6 or any similar provision of Law, or as a transferee or successor, by Contract or otherwise. None of Steuben and its Subsidiaries have any deferred gain or loss arising out of any deferred intercompany transaction, as described in Treasury Regulation Section 1.1502-13, or, in the case of any of its Subsidiaries, have an excess loss account in its stock, as described in Treasury Regulation Section 1.1502-19.

(iv)     Steuben and its Subsidiaries have withheld and paid over to the appropriate Taxing Authority all amounts of Taxes required to have been withheld and paid over by them, and have complied in all respects with all information reporting and backup withholding requirements under all applicable federal, state, local and foreign Laws in connection with amounts paid or owing to any Person, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441, 1442 and 3406 of the Code or similar provisions under state, local or foreign Law.

(v)     Neither Steuben nor any of its Subsidiaries has been a party to any distribution occurring during the five (5)-year period ending on the date hereof in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied. No Liens for Taxes exist with respect to any assets of Steuben or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

(vi)    Neither Steuben nor any of its Subsidiaries is, or has ever been, a “controlled foreign corporation” within the meaning of the Section 957(a) of the Code. Steuben and each of its Subsidiaries have complied with all of the income inclusion and Tax reporting provisions of the U.S. anti-deferral Tax regimes, including the controlled foreign corporation, passive foreign investment company and foreign personal holding company regimes.

(vii)   Neither Steuben nor any of its Subsidiaries is or has ever been a United States real property holding corporation within the meaning of Section 897(c) of the Code or any comparable provision of state Tax Law. Neither Steuben nor any of its Subsidiaries has been or will be required to include any item in income or exclude any item of deduction from taxable income for any Tax period (or portion thereof) ending after the Closing Date: (A) pursuant to Section 481 of the Code or any comparable provision under state, local or foreign Tax Law; (B) as a result of any “closing agreement” as described in Section 7121 of the Code or any comparable provision under state, local, or foreign Tax Law, executed on or prior to the Closing Date; (C) with respect to any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code or any comparable provision under state, local, or foreign Tax Law; (D) with respect to any installment sale or open transaction disposition made on or prior to the Closing Date; (E) with respect to any prepaid amount received on or prior to the Closing Date; or (F) due to Section 965(a) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law). Neither Steuben nor any of its Subsidiaries has made any election under Section 965(h) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

(viii)  Neither Steuben nor any of its Subsidiaries currently has any net operating losses.

(ix)     Steuben and each of its Subsidiaries have disclosed on their Tax Returns any position taken for which substantial authority (within the meaning of Section 6662(d)(2)(B)(i) of the Code or comparable provision of state or local Tax Law) did not exist at the time the Tax Return was filed. Neither Steuben nor any of its Subsidiaries has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1) or any comparable provision of state or local Tax Law, or a transaction substantially similar to a reportable transaction. Neither Steuben nor any of its Subsidiaries is a party to any joint venture, partnership, or other arrangement or Contract which could be treated as a partnership for U.S. federal income tax purposes.

(g)          Environmental Matters. (i)  Steuben has delivered, or caused to be delivered, to Community, or provided Community access to, true and complete copies of all environmental site assessments, environmental test results, environmental analytical data, boring logs and other environmental reports and studies held by Steuben and each of its Subsidiaries relating to their respective properties and Facilities.

(ii)     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Steuben, Steuben and each of its Subsidiaries and their respective Facilities and properties are, and have been, in compliance with all Environmental Laws, and there are no past or present events, conditions, circumstances, activities or plans related to the properties or Facilities that did or would violate or prevent compliance or continued compliance with any of the Environmental Laws.

(iii)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Steuben, during the period of (A) Steuben’s or any of its Subsidiaries’ ownership or operation (including but not limited to ownership or operation, directly or indirectly, in a fiduciary capacity) of their respective properties and Facilities, or (B) Steuben’s or any of its Subsidiaries’ participation in the management (including but not limited to such participation, directly or indirectly, in a fiduciary capacity) of their respective properties and Facilities, there have been no releases, discharges, spillages or disposals of Hazardous Material on, under, adjacent to or affecting (or potentially affecting) such properties or Facilities.

(h)          Compliance with Permits, Laws and Orders. (i)  Steuben and each of its Subsidiaries have in effect all Permits and have made all filings, applications and registrations with Governmental Authorities that are required for them to own, lease or operate their respective properties and assets and to carry on their respective businesses as now conducted (and have paid all fees and assessments due and payable in connection therewith) and there has occurred no Default under any Permit applicable to their respective businesses or employees conducting their respective businesses.

(ii)     Steuben and each of its Subsidiaries are, and at all times since December 31, 2016 have been, in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets, including the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act, the Truth in Lending Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Fair Credit Reporting Act and all other applicable fair lending Laws and other Laws relating to discriminatory business, financing, leasing, collection or other practices, and all agency requirements relating to the origination, sale and servicing of mortgage loans and consumer loans.

(iii)    Neither Steuben nor any of its Subsidiaries has received any notification or communication from any Governmental Authority (A) asserting that Steuben or any of its Subsidiaries is in Default under any of the Permits, Laws or Orders which such Governmental Authority enforces, or (B) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, any Permits.

(iv)    Neither Steuben nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2016, a recipient of any supervisory letter from, or since December 31, 2016, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Authority or other Governmental Authority that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Steuben Disclosure Letter, a “Steuben Regulatory Agreement”), nor has Steuben or any of its Subsidiaries been advised in writing or, to the Knowledge of Steuben, orally, since December 31, 2016, by any Regulatory Authority or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Steuben Regulatory Agreement.

(v)     Neither Steuben nor any of its Subsidiaries (nor to Steuben’s Knowledge any of their respective directors, executives, Representatives, agents or employees) (A) has used or is using any corporate funds for any illegal contribution, gift, entertainment or other unlawful expense relating to political activity, (B) has used or is using any corporate funds for any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (C) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-bribery or anti-corruption Laws (collectively, the “Anti-Corruption Laws”) or (D) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment. Steuben and its Subsidiaries have established and maintain a system of internal controls designed to provide reasonable assurances regarding compliance by Steuben and its Subsidiaries with all applicable Anti-Corruption Laws.

(vi)    Steuben and its Subsidiaries are and since December 31, 2014 have been conducting operations at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of all money laundering Laws administered or enforced by any Governmental Authority in jurisdictions where Steuben and its Subsidiaries conduct business (collectively, the “Anti-Money Laundering Laws”). Steuben and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance by Steuben and its Subsidiaries with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws.

(vii)   Except as required by the Bank Secrecy Act, to Steuben’s Knowledge, no employee of Steuben or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law by Steuben or any of its Subsidiaries or any employee thereof acting in its capacity as such. Neither Steuben nor any of its Subsidiaries nor any officer, employee, contractor, subcontractor or agent of Steuben or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against any employee of Steuben or any of its Subsidiaries in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. Section 1514A(a).

(viii)  Neither Steuben nor any of its Subsidiaries nor to the Knowledge of Steuben, any director, officer, agent, employee or any other Person acting on behalf of Steuben or any of its Subsidiaries, is currently the subject or the target of any sanctions administered or enforced by any Governmental Authority (collectively, “Sanctions”), nor is Steuben or any of its Subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions (each, a “Sanctioned Country”). For the past five (5) years, Steuben and its Subsidiaries have not knowingly engaged in, are not now knowingly engaged in and will not engage in, any dealings or transactions with any Person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country. Steuben and its Subsidiaries have established and maintain a system of internal controls designed to provide reasonable assurances regarding compliance by Steuben and its Subsidiaries with all applicable Sanctions.

(i)            Labor Matters. (i)  Neither Steuben nor any of its Subsidiaries is a party to or bound by or currently negotiating any collective bargaining agreement or any other similar agreement with any labor organization, group or association. Since December 31, 2016, neither Steuben nor any of its Subsidiaries has experienced any organizational campaign, petition or other unionization activity relating to any Service Provider, including seeking to make Steuben or any of its Subsidiaries conform to demands of organized labor or enter into any collective bargaining agreement or any other similar agreement with any labor organization, group or association. There is no strike, work stoppage or labor disturbance pending or, to the Knowledge of Steuben, threatened against Steuben or any of its Subsidiaries, and none of Steuben nor any of its Subsidiaries has experienced any such strike, stoppage or disturbance since December 31, 2016. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for Steuben to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(ii)     There is no unfair labor practice charge or other material Litigation regarding Service Providers against Steuben or any of its Subsidiaries pending, or to the Knowledge of Steuben, threatened, before any court, arbitrator or Governmental Authority (including the National Labor Relations Board). Neither Steuben nor any of its Subsidiaries has failed to comply with any collective bargaining agreement or any other similar agreement with any labor organization, group or association and there are no grievances pending, or to the Knowledge of Steuben, threatened, under any such agreement.

(iii)           Steuben and its Subsidiaries are and have been since December 31, 2016 in compliance in all material respects with, and to the Knowledge of Steuben are not under investigation with respect to, applicable Laws with respect to employment and employee matters, including employment practices, employee benefits, labor relations, terms and conditions of employment, Tax withholding, discrimination, equal employment, fair employment practices, immigration, employee classification, human rights, pay equity, workers’ compensation, employee safety and health, facility closings and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988 (together with any other similar Laws, “WARN”)) and wages and hours. During the ninety (90) day period prior to the date hereof, neither Steuben nor any of its Subsidiaries has effectuated or announced or has plans to effectuate or announce (A) a “plant closing,” (B) a “mass layoff” or (C) any other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application of WARN. No Service Providers provide services to Steuben or any of its Subsidiaries outside of the United States.

(iv)           To the Knowledge of Steuben, no Service Provider is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation relating to the (i) right of any such Service Provider to be employed by, or provide services to, Steuben and its Subsidiaries or (ii) knowledge or use of trade secrets or proprietary information. Except as set forth in Section 3.2(i)(iv) of the Steuben Disclosure Letter, no Service Provider above the level of Vice President has given written notice or, to the Knowledge of Steuben, other notice of his or her intention to terminate his or her employment.

      (j)         Employee Benefit Plans. (i)  Section 3.2(j)(i) of the Steuben Disclosure Letter contains a correct and complete list identifying each Steuben Benefit Plan. No Steuben Benefit Plan is operated outside of the United States. True and complete copies of each Steuben Benefit Plan (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto or written interpretations thereof (including summary plan descriptions) have been furnished to Community together with any related (A) determination letter received from the Internal Revenue Service (“IRS”), (B) material communications to or from the IRS, the Pension Benefit Guaranty Corporation or any other Governmental Authority and (C) the three (3) most recent annual reports on Form 5500, financial statements and actuarial reports. Neither Steuben nor any of its Subsidiaries has committed to make any amendment to any Steuben Benefit Plan or to adopt or approve any new Benefit Plan.

(ii)          Since December 31, 2016, all Steuben Benefit Plans have been administered in all material respects in compliance with their terms and with the applicable provisions of ERISA, the Code, the Patient Protection and Affordable Care Act (as amended) and all other applicable Laws and no events have occurred with respect to any Steuben Benefit Plan that could reasonably result in payment or assessment by or against Steuben or any of its Subsidiaries of any penalties, Taxes, or other claims for relief under ERISA or the Code. There are no pending or, to the Knowledge of Steuben, threatened Litigation, governmental audits or investigations or other proceedings or participant claims (other than claims for benefits in the ordinary course of business) with respect to or against any Steuben Benefit Plan or its assets. No prohibited transaction (within the meaning of Section 406 of ERISA and Section 4975 of the Code) or any breach of a fiduciary duty has occurred with respect to any Steuben Benefit Plan that has caused or would reasonably be expected to cause Steuben or any of its Subsidiaries to incur any Liability under ERISA or the Code. Each Steuben Benefit Plan that is a “non-qualified deferred compensation plan” (as defined for purposes of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in compliance with, Section 409A of the Code and the applicable guidance issued thereunder. There is no Contract, plan or arrangement covering any Service Provider that, individually or collectively, would entitle any Service Provider to any Tax gross-up or similar payment from Steuben or any of its Subsidiaries in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code. All contributions and amounts due and payable under any Steuben Benefit Plan have been timely paid and accrued on the Steuben Financial Statements in accordance with GAAP.

(iii)         Each Steuben Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the IRS, and, to the Knowledge of Steuben, there are no facts or circumstances that would reasonably be expected to cause any such determination letter to be revoked or not be reissued. Each trust created under any such Steuben Benefit Plan is, and has been since its establishment, exempt from Tax under Section 501(a) of the Code and, to the Knowledge of Steuben, there are no facts or circumstances that would reasonably be expected to result in the revocation of such exemption.

(iv)         Neither Steuben nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069 of the Code nor has incurred or reasonably expects to incur, any Liability arising in connection with the termination of a Title IV Plan. Neither Steuben nor any of its ERISA Affiliates (nor any predecessor thereto) sponsors, maintains, administers or contributes to or has any obligation to contribute to (or has ever sponsored, maintained, administered or contributed to or had any obligation to contribute to), or has any Liability (contingent or otherwise) with respect to, any Benefit Plan that is subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, any “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, a “multiple employer plan,” within the meaning of Section 210 of ERISA or “multiple employer welfare arrangement,” as such term is defined in Section 3(40) of ERISA.

(v)          Except as disclosed in Section 3.2(j)(v) of the Steuben Disclosure Letter, neither Steuben nor any of its ERISA Affiliates has any current or projected obligations or Liability for post-employment or post-retirement health, medical, or life insurance benefits under any Steuben Benefit Plan, other than with respect to benefit coverage mandated by Section 4980B of the Code (and at the sole cost of the applicable Service Provider). There are no loans or other types of indebtedness outstanding between Steuben and any of its Subsidiaries, as creditor, and any Service Provider, as debtor (or vice versa, other than outstanding obligations with respect to employee compensation or payments or contributions under any Steuben Benefit Plan that are accrued but not yet paid).

(vi)         Except as disclosed in Section 3.2(j)(vi) of the Steuben Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) (A) entitle any Service Provider to severance pay, any other payment or forgiveness of indebtedness, (B) increase or enhance any benefits or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other obligation pursuant to, any Steuben Benefit Plan or any other agreement or arrangement with any Service Provider, (C) result in any violation of, or default under, or limit the right of Steuben or its Subsidiaries, or, after the Effective Time, Community or any of its Subsidiaries, to amend, modify or terminate any Steuben Benefit Plan or (D) result in an amount paid or payable (whether in cash, property, in-kind benefits, the acceleration of vesting or payment or otherwise) that is an “excess parachute payment” within the meaning of Section 280G of the Code. Steuben has made available to Community true, correct, and complete copies of its calculations, together with any assumptions applicable thereto, evidencing that no such “excess parachute payments” will be paid or payable to any “disqualified individual” (within the meaning of Section 280G(c) of the Code and the regulations promulgated thereunder) in connection with the consummation of the transactions contemplated by this Agreement.

(k)               Material Contracts. (i)  Except as listed in Section 3.2(k) of the Steuben Disclosure Letter, as of the date of this Agreement, neither Steuben nor any of its Subsidiaries, nor any of their respective assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under, (A) any Contract relating to the borrowing of money by Steuben or any of its Subsidiaries or the guarantee by Steuben or any of its Subsidiaries of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, Federal Home Loan Bank advances of Steuben Bank or Contracts pertaining to trade payables incurred in the ordinary course of business consistent with past practice), (B) any Contract containing covenants that limit the ability of Steuben or any of its Affiliates (including, after the Effective Time, Community or any of its Affiliates) to engage in any line of business or to compete in any line of business or with any Person, or that involve any restriction of the geographic area in which, or method by which, Steuben or any of its Subsidiaries or Affiliates (including, after the Effective Time, Community or any of its Affiliates) may carry on its business, (C) any Contract or series of related Contracts for the purchase of materials, supplies, goods, services, equipment or other assets that (x) provides for or is reasonably likely to require annual payments by Steuben or any of its Subsidiaries of $50,000 or more or (y) have a term exceeding twelve (12) months in duration (except those entered into in the ordinary course of business consistent with past practice with respect to Loans, lines of credit, letters of credit, depositor agreements, certificates of deposit and similar routine banking activities), (D) any Contract between or among Steuben or any of its Subsidiaries or Affiliates, (E) any Contract involving Intellectual Property (excluding generally commercially available “off the shelf” software programs licensed pursuant to “shrink wrap” or “click and accept” licenses), (F) any Contract relating to the provision of data processing, network communications or other technical services to or by Steuben or any of its Subsidiaries, (G) any Contract with respect to the formation, creation, operation, management or control of a joint venture, partnership, limited liability company or other similar arrangement or agreement, (H) any Contract that provides any rights to investors in Steuben, including registration, preemptive or anti-dilution rights or rights to designate members of or observers to the Steuben Board of Directors, (I) any Contract that provides for potential material indemnification payments by Steuben or any of its Subsidiaries, (J) any Contract or understanding with a labor union, in each case whether written or oral, (K) any Contract that grants any right of first refusal, right first offer or similar right with respect to any material assets, rights or properties of Steuben or its Subsidiaries, (L) any Contract which is a merger agreement, asset purchase agreement, stock purchase agreement, deposit assumption agreement, loss sharing agreement or other commitment to a Governmental Authority in connection with the acquisition of a depository institution, or similar agreement that has indemnification, earn-out or other obligations that continue in effect after the date of this Agreement, or (M) any other Contract or amendment thereto that would be required to be filed as an exhibit to any SEC report (as described in Items 601(b)(4) and 601(b)(10) of Regulation S-K) if Steuben were required to file such with the SEC. With respect to each Contract described above: (w) the Contract is valid and binding on Steuben or the applicable Subsidiary party thereto and, to the Knowledge of Steuben, each other party thereto and is in full force and effect, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by (1) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and other Laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally and (2) general equitable principles and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought); (x) neither Steuben nor any of its Subsidiaries is in Default thereunder; (y) neither Steuben nor any of its Subsidiaries has repudiated or waived any material provision of any such Contract; and (z) no other party to any such Contract is, to the Knowledge of Steuben, in Default in any material respect or has repudiated or waived any material provision of any such Contract. No Consent is required by any such Contract for the execution, delivery or performance of this Agreement or the Bank Merger Agreement or the consummation of the Merger or the Bank Merger or the other transactions contemplated hereby or thereby. Except as listed in Section 3.2(k) of the Steuben Disclosure Letter, all indebtedness for money borrowed of Steuben and its Subsidiaries is prepayable without penalty or premium.

(ii)       All interest rate swaps, caps, floors, collars, option agreements, futures, and forward contracts, and other similar risk management arrangements, Contracts or agreements, whether entered into for Steuben’s own account or for the account of one or more of its Subsidiaries or their respective customers, were entered into (A) in the ordinary course of business consistent with past practice and in accordance with prudent business practices and all applicable Laws and (B) with counterparties believed to be financially responsible, and each of them is enforceable in accordance with its terms (except in all cases as such enforceability may be limited by (1) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and other Laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally and (2) general equitable principles and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought), and is in full force and effect. Neither Steuben nor any of its Subsidiaries, nor to the Knowledge of Steuben, any other party thereto, is in Default of any of its obligations under any such agreement or arrangement.

(l)                 Legal Proceedings. There is no material Litigation pending or, to the Knowledge of Steuben, threatened against or involving Steuben or any of its Subsidiaries or its or any of its Subsidiaries’ assets, interests or rights, nor are there any Orders of any Governmental Authority outstanding against Steuben or any of its Subsidiaries, nor do any facts or circumstances exist that would be likely to form the basis for any material claim against Steuben or any of its Subsidiaries. There is no material Litigation pending or, to the Knowledge of Steuben, threatened, against or involving any officer, director, advisory director or employee of Steuben or its Subsidiaries, in each case by reason of any person being or having been an officer, director, advisory director or employee of Steuben or its Subsidiaries.

(m)               Intellectual Property. (i)  Either Steuben or one of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property (including the Technology Systems) that is used by Steuben or its Subsidiaries in its or its Subsidiaries’ business and that is material to such business. Neither Steuben nor any of its Subsidiaries has (A) licensed to any Person in source code form any Intellectual Property owned by Steuben or any of its Subsidiaries or (B) entered into any exclusive agreements relating to Intellectual Property owned by Steuben or its Subsidiaries.

(ii)                Section 3.2(m)(ii) of the Steuben Disclosure Letter lists all patents and patent applications, all registered and unregistered trademarks and applications therefor, trade names and service marks, registered copyrights and applications therefor, domain names, web sites and mask works owned by or exclusively licensed to Steuben or its Subsidiaries included in its Intellectual Property, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Steuben, no royalties or other continuing payment obligations are due in respect of any third-party patents, trademarks or copyrights, including software.

(iii)               All patents, registered trademarks, service marks and copyrights held by Steuben and its Subsidiaries are valid and subsisting. Since December 31, 2016, neither Steuben nor any of its Subsidiaries (A) has been sued in any Litigation which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party or (B) has brought any Litigation for infringement of its Intellectual Property or breach of any license or other Contract involving its Intellectual Property against any third party.

(n)                Loan and Investment Portfolios. (i)  All loans, loan agreements, notes or borrowing arrangements (including leases, lines of credit, extensions of credit, credit enhancements, commitments, guarantees, loan participations, promissory notes, loan commitments and interest-bearing assets) (collectively, “Loans”) in which Steuben or any of its Subsidiaries is the creditor (A) were at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business of Steuben and its Subsidiaries and are the legal, valid and binding obligations of the obligors thereof, enforceable in accordance with their terms (except in all cases as such enforceability may be limited by (1) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and other Laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally and (2) general equitable principles), (B) are evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (C) to the extent secured, have been secured by valid Liens that have been perfected and (D) are not the subject of any written notice from an obligor asserting any defense, set-off or counterclaim with respect thereto that, if valid, would materially and adversely affect the value of the related Loan.

(ii)                True and complete lists of all Loans as of September 30, 2019, and of the investment portfolios of Steuben and each of its Subsidiaries as of such date, are disclosed in Section 3.2(n)(ii) of the Steuben Disclosure Letter. Except as specifically set forth in Section 3.2(n)(ii) of the Steuben Disclosure Letter, neither Steuben nor any of its Subsidiaries is a party to any Loan that, as of the most recent month-end prior to the date of this Agreement, (A) was delinquent by more than thirty (30) days in the payment of principal and/or interest, (B) to the Knowledge of Steuben, was otherwise in material default for more than thirty (30) days, (C) was on non-accrual status or classified as “substandard,” “doubtful,” “loss,” “other assets specially mentioned,” “special mention,” “criticized,” “classified,” “watch list” or any comparable classification by Steuben or any of its Subsidiaries or any Regulatory Authority having jurisdiction over Steuben or any of its Subsidiaries, (D) was an obligation of any director, executive officer or five percent (5%) shareholder of Steuben or any of its Subsidiaries who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), or any Person controlling, controlled by or under common control with any of the foregoing, (E) was in violation of any Law, (F) has had its respective terms to maturity accelerated or with respect to which Steuben or any Subsidiary of Steuben has notified the borrower of its intention to accelerate the Loan or declare a default, (G) has been terminated or amended by Steuben or any Subsidiary of Steuben during the past twelve (12) months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower (except for modifications and amendments contained in the loan file, true and complete copies of which have been made available to Community), (H) has a borrower, customer or other party to such Loan which has notified Steuben or any Subsidiary of Steuben during the past twelve (12) months of, or has asserted against Steuben, in writing, or to the Knowledge of Steuben, orally, any “lender liability” or similar claim that, if valid, would materially and adversely affect the value of the Loan, (I) has, during the past two (2) years, had its interest rate terms reduced and/or the maturity dates extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms (except for reductions, extensions, modifications and amendments contained in the loan file, true and complete copies of which have been made available to Community), (J) in connection therewith, has a specific reserve allocation, or (K) was classified by Steuben as “other real estate owned,” including all other assets currently held that were acquired through foreclosure or in lieu of foreclosure (such Loans described in clauses (A) through (K), “Delinquent Loans”).

(iii)               Each outstanding Loan (including Loans held for resale to investors) in which Steuben or any of its Subsidiaries is the creditor was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant loan or other similar files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Steuben and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local Laws.

(iv)              None of the agreements pursuant to which Steuben or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan, and neither Steuben nor any of its Subsidiaries has received written notice of any pending claim for it to repurchase Loans or interests therein.

(v)               Neither Steuben nor any of its Subsidiaries is now nor has it ever been since December 31, 2016, subject to any material fine, suspension, settlement or other Contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Authority or Regulatory Authority relating to the origination, sale or servicing of mortgage or consumer Loans.

(o)               Adequacy of Allowances for Losses. Each of the allowances for losses on Loans and other real estate included on the balance sheet as of June 30, 2019 included in the Steuben Financial Statements is adequate in accordance with applicable regulatory guidelines and GAAP in all material respects, and, to the Knowledge of Steuben, there are no facts or circumstances that are likely to require in accordance with applicable regulatory guidelines or GAAP a future material increase in any such provisions for losses or a material decrease in any of the allowances therefor (specifically excluding changes in accounting or regulatory standards that may impact the allowance, including but not limited to CECL requirements). Each of the allowances for losses on Loans and other real estate reflected on the books of Steuben and its Subsidiaries at all times from and after the date of the balance sheet as of June 30, 2019 included in the Steuben Financial Statements is adequate in accordance with applicable regulatory guidelines and GAAP in all material respects, and, to the Knowledge of Steuben, there are no facts or circumstances (specifically excluding changes in accounting or regulatory standards that may impact the allowance, including but not limited to CECL requirements) that are likely to require, in accordance with applicable regulatory guidelines or GAAP, a future material increase in any of such provisions for losses or a material decrease in any of the allowances therefor.

(p)               Community Reinvestment Act. Steuben Bank is in compliance in all material respects with the provisions of the Community Reinvestment Act of 1977 (“CRA”) and the rules and regulations thereunder, has received a CRA rating of not less than “satisfactory” in its most recently completed exam, has received no material criticism from regulators with respect to discriminatory lending practices, and to the Knowledge of Steuben, there are no conditions, facts or circumstances that could result in a CRA rating of less than “satisfactory” or material criticism from regulators or consumers with respect to discriminatory lending practices.

(q)               Privacy of Customer Information. (i)  Steuben and its Subsidiaries, as applicable, are the sole owners of all personally identifiable financial information (“PIFI”) relating to customers, former customers and prospective customers that will be transferred to Community or a Subsidiary of Community pursuant to this Agreement and the Bank Merger Agreement and the other transactions contemplated hereby. For purposes of this Section 3.2(q), “PIFI” means any information relating to an identified or identifiable natural person, including, but not limited to “personally identifiable financial information” as that term is defined in 12 C.F.R. Part 1016.

(ii)                Steuben and its Subsidiaries’ collection and use of such PIFI, the transfer of such PIFI to Community or any of its Subsidiaries, and, assuming compliance by Community of all applicable state, federal and foreign privacy laws, the use of such PIFI by Community or any of its Subsidiaries complies or will comply (as the case may be) in all material respects with all applicable privacy policies, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable state, federal and foreign privacy Laws, and any contract or industry standard relating to privacy.

(r)                Technology Systems. (i)  Except as set forth in Section 3.2(r) of the Steuben Disclosure Letter, to the Knowledge of Steuben, no action will be necessary as a result of the transactions contemplated by this Agreement to enable use of the Technology Systems to continue by the Surviving Corporation and its Subsidiaries to the same extent and in the same manner that it has been used by Steuben and its Subsidiaries prior to the Effective Time.

(ii)                The Technology Systems (for a period of eighteen (18) months prior to the Effective Time) have not suffered unplanned disruption causing a Material Adverse Effect on Steuben. Except for ongoing payments due under Contracts with third parties, the Technology Systems are free from any Liens (other than Permitted Liens). Access to business-critical parts of the Technology Systems is not shared with any third party.

(iii)               Steuben has furnished to Community a true and correct copy of Steuben’s disaster recovery and business continuity arrangements.

(iv)               Neither Steuben nor any of its Subsidiaries has received notice of or is aware of any material circumstances, including the execution of this Agreement or the Bank Merger Agreement or the consummation of the transactions contemplated hereby or thereby, that would enable any third party to terminate any of Steuben’s or any of its Subsidiaries’ agreements or arrangements relating to the Technology Systems (including maintenance and support).

(s)                Insurance Policies. Steuben and each of its Subsidiaries maintains in full force and effect insurance policies and bonds in such amounts and against such liabilities and hazards of the types and amounts as (i) it reasonably believes to be adequate for its business and operations and the value of its properties and (ii) are comparable to those maintained by other banking organizations of similar size and complexity. Section 3.2(s) of the Steuben Disclosure Letter sets forth a true and complete list of all such insurance policies. Neither Steuben nor any of its Subsidiaries is now liable for, nor has any such member received notice of, any material retroactive premium adjustment. Steuben and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in Default under any of the terms thereof, each such policy is in full force and effect, none of Steuben or any of its Subsidiaries has received any notice of a material premium increase or involuntary cancellation with respect to any of its insurance policies or bonds and, except for policies insuring against potential liabilities of officers, directors and employees of Steuben and its Subsidiaries, Steuben or one of its Subsidiaries is the sole beneficiary of any such policy, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Within the last three (3) years, none of Steuben or any of its Subsidiaries has been refused any basic insurance coverage sought or applied for (other than certain exclusions for coverage of certain events or circumstances as stated in such policies), and Steuben has no reason to believe that its existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions standard in the market at the time renewal is sought as favorable as those presently in effect.

(t)                 Corporate Documents. Steuben has delivered to Community, with respect to Steuben and each of its Subsidiaries, true and correct copies of its Organizational Documents, and the charters of each of the committees of its Board of Directors, all as amended and currently in effect. All of the foregoing are current, complete and correct in all material respects.

(u)                State Takeover Laws. Steuben has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “anti-greenmail,” “business combination” or other anti-takeover Law of any jurisdiction (collectively, “Takeover Laws”). Steuben has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any provisions of its Organizational Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

(v)                Certain Actions. Neither Steuben nor any of its Subsidiaries or Affiliates has taken or agreed to take any action, and to the Knowledge of Steuben, there are no facts or circumstances that are reasonably likely to (i) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (ii) materially impede or delay receipt of any Requisite Regulatory Approval. To the Knowledge of Steuben, there exists no fact, circumstance, or reason that would cause any Requisite Regulatory Approval not to be received in a timely manner.

(w)                Real Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Steuben, (a) Steuben or a Subsidiary of Steuben has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Steuben Financial Statements as being owned by Steuben or a Subsidiary of Steuben or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice) (the “Steuben Owned Properties”), free and clear of all Liens, except (i) Liens for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances, (iv) mechanics’, workmen’s, repairmen’s, warehousemen’s and carrier’s Liens arising in the ordinary course of business of Steuben consistent with past practice, (v) restrictions on transfers under applicable Securities Laws, or (vi) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (i) through (vi), collectively, “Permitted Liens”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Steuben Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Steuben Owned Properties, the “Steuben Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Liens, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without Default thereunder by the lessee or, to the Knowledge of Steuben, the lessor, and has the right under such valid and existing leases to occupy or use all of such Steuben Real Property as presently occupied and used by Steuben. There are no pending or, to the Knowledge of Steuben, threatened condemnation proceedings against the Steuben Real Property. Steuben has previously made available to Community a true and complete list of all Steuben Real Property as of the date of this Agreement.

(x)                Administration of Trust Accounts. Steuben and each of its Subsidiaries have properly administered all common trust funds and collective investment funds and all accounts for which each of them acts as a fiduciary or agent, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance in all material respects with the terms of the governing documents and applicable Law. Neither Steuben nor any of its Subsidiaries, nor any of their respective directors, officers or employees acting on behalf of Steuben or any of its Subsidiaries, has committed any breach of trust with respect to any such common trust fund or collective investment fund or fiduciary or agency account, and the accountings for each such common trust fund or collective investment fund or fiduciary or agency account are true and correct in all material respects and accurately reflect the assets of such common trust fund or collective investment fund or fiduciary or agency account.

(y)                Brokers and Finders. Except for PNC FIG Advisory, Inc., neither Steuben nor any of its Subsidiaries, nor any of their respective directors, officers, employees or Representatives, has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions contemplated hereby. A true and complete copy of the engagement letter between Steuben and PNC FIG Advisory, Inc. has been delivered to Community.

(z)                 Fairness Opinion. Prior to the execution of this Agreement, the Board of Directors of Steuben has received the opinion (which, if initially rendered verabally, will be confirmed in a written opinion, dated the same date) of PNC FIG Advisory, Inc. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Steuben Common Shares and a signed copy of the written opinion will be delivered to Community solely for informational purposes after receipt thereof by Steuben. Such opinion has not been amended or rescinded as of the date of this Agreement.

(aa)              Transactions with Insiders and Affiliates. Except as set forth in Section 3.2(aa) of the Steuben Disclosure Letter, there are no agreements, Contracts, plans, arrangements or other transactions, nor are there any currently proposed transaction or series of related transactions, between Steuben or any of its Subsidiaries, on the one hand, and any (1) officer or director of Steuben or any of its Subsidiaries, (2) record or beneficial owner of five percent (5%) or more of the voting securities of Steuben or (3) related interest or family member of any such officer, director or record or beneficial owner, in any case other than bank customer relationships, employment and related agreements, employee benefit plans and bank-owned life insurance policies.

(bb)             Certain Information. When the Registration Statement or any post-effective amendment thereto shall become effective, and at all times subsequent to such effectiveness up to and including the time of the Steuben Shareholder Meeting to vote upon the adoption of this Agreement, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth or incorporated by reference therein furnished by Steuben relating to Steuben or any of its Subsidiaries, (i) shall comply in all material respects with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in the light of the circumstances under which they were made, not misleading. All information concerning Steuben and its directors, officers, and shareholders included (or submitted for inclusion) in any application and furnished by it pursuant to Section 4.5 or 4.8 of this Agreement shall be true, correct and complete in all material respects.

(cc)              Investment Securities. (i)  Except for pledges to secure public and trust deposits, Federal Home Loan Bank of New York borrowings, repurchase agreements and reverse repurchase agreements entered into in arms’-length transactions pursuant to normal commercial terms and conditions and other pledges required by Law, none of the investments reflected in the Steuben Financial Statements, and none of the material investments made by Steuben or any of its Subsidiaries since June 30, 2019, is subject to any restriction (contractual, statutory or otherwise) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii)                Each of Steuben and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except as set forth in the financial statements included in the Steuben Reports or to the extent such securities or commodities are pledged in the ordinary course of business consistent with past practice to secure obligations of Steuben or its Subsidiaries. Such securities and commodities are valued on the books of Steuben in accordance with GAAP in all material respects.

(iii)               Steuben and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Steuben believes are prudent and reasonable in the context of such businesses and Steuben and its Subsidiaries have, since December 31, 2016, been in compliance in all material respects with such policies, practices and procedures. Prior to the date of this Agreement, Steuben has made available to Community the material terms of such policies, practices and procedures.

(dd)             Ownership of Community Common Stock. Neither Steuben, any Subsidiary of Steuben nor, to the Knowledge of Steuben, any director or officer of Steuben or of any Subsidiary of Steuben, beneficially owns or, within the past two (2) years has beneficially owned, in the aggregate three percent (3%) or more of the outstanding shares of Community Common Stock.

Section 3.3           Representations and Warranties of Community. Subject to and giving effect to Section 3.1 and except as (i) set forth in the Community Disclosure Letter or (ii) disclosed in any of Community’s SEC Reports filed with or furnished to the SEC on or after December 31, 2018 and prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors”, any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly forward-looking in nature), Community hereby represents and warrants to Steuben as follows:

(a)               Organization, Standing, and Power. Community and each of its Subsidiaries (i) are duly organized, validly existing and in good standing under the Laws of the jurisdiction of their respective organization, (ii) have the requisite corporate power and authority to own, lease and operate their properties and assets and to carry on their businesses as now conducted, and (iii) are duly qualified or licensed to do business and in good standing in the States of the United States and foreign jurisdictions where the character of their assets or the nature or conduct of their business requires them to be so qualified or licensed, except in the case of this clause (iii), where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Community. Community is registered with the Federal Reserve Board as a bank holding company within the meaning of the BHC Act and has elected to be, and qualifies as, a financial holding company under the BHC Act. Community Bank is a national banking association with its main office located in the State of New York. Community Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act of 1950 and applicable regulations thereunder, its deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all insurance premiums and assessments required to be paid in connection therewith have been paid when due. No action for the revocation or termination of such deposit insurance is pending or, to the Knowledge of Community, threatened.

(b)               Authority; No Breach of Agreement. (i)  Community has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. Assuming the accuracy of the representations and warranties set forth in Section 3.2(dd), the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action (including valid authorization and adoption of this Agreement by Community’s duly constituted Board of Directors). Assuming due authorization, execution and delivery of this Agreement by Steuben, this Agreement represents a legal, valid and binding obligation of Community, enforceable against Community in accordance with its terms (except in all cases as such enforceability may be limited by (A) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and other Laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally and (B) general equitable principles, except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(ii)                Community’s Board of Directors has duly approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby, including the Bank Merger Agreement and the Bank Merger. Community Bank’s Board of Directors has duly approved and declared advisable the Bank Merger Agreement, the Bank Merger and the other transactions contemplated hereby and thereby.

(iii)               Neither the execution and delivery of this Agreement or the Bank Merger Agreement by Community or Community Bank, as applicable, nor the consummation by either of them of the transactions contemplated hereby, nor compliance by them with any of the provisions hereof, will (A) violate, conflict with or result in a breach of any provision of the Organizational Documents of Community or Community Bank, (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (other than Permitted Liens) upon any of the respective properties or assets of Community or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, Contract, Permit or other instrument or obligation to which Community or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, or (C) subject to receipt of the Requisite Regulatory Approvals and the expiration of any waiting period required by Law as described in clause (iv) below, violate any Law or Order applicable to Community or Community Bank or any of their respective material assets, except, in the case of clauses (B) and (C), as individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of Community to perform its obligations under this Agreement or to timely consummate the Merger.

(iv)               Other than in connection or compliance with the provisions of the Securities Laws, and other than (A) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (B) the filing of applications, filings and notices, as applicable, with the OCC in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (C) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.3(b)(iv)(C) of the Community Disclosure Letter or Section 3.2(b)(vi) of the Steuben Disclosure Letter and approval of such applications, filings or notices, (D) the filing of the Certificates of Merger with the New York Secretary pursuant to the NYBCL and the Delaware Secretary pursuant to the DGCL and (E) as otherwise set forth in Section 3.3(b)(iv)(E) of the Community Disclosure Letter, no Order of, or Consent of, to or with any Governmental Authority or other third party is necessary in connection with the execution, delivery or performance of this Agreement or the Bank Merger Agreement by Community or Community Bank, as applicable, or the consummation by Community or Community Bank, as applicable, of the Merger, the Bank Merger and the other transactions contemplated by this Agreement and the Bank Merger Agreement.

(c)                Capital Stock. Community’s authorized capital stock consists of (i) 75,000,000 shares of Community Common Stock, of which, as of Capitalization Date, 51,674,767 shares were issued and outstanding (which includes 197,271 shares of Community Common Stock subject to vesting or forfeiture restrictions and granted under a Benefit Plan of Community or its Subsidiaries) with 184,088 shares held in its treasury and (ii) 500,000 shares of preferred stock, $1.00 par value per share (the “Community Preferred Stock”), of which, as of the Capitalization Date, zero shares were issued and outstanding. Except as set forth in this Section 3.3(c) or granted under a Benefit Plan, as of the Capitalization Date there were no shares of Community Common Stock or other equity securities of Community outstanding and no outstanding Rights relating to Community Common Stock or Community Preferred Stock, and no Person has any Contract or any right or privilege (whether preemptive or contractual) capable of becoming a Contract or Right for the purchase, subscription or issuance of any securities of Community. All of the outstanding shares of Community Common Stock are duly and validly issued and outstanding and are fully paid (or will be fully paid when vested) and, except as expressly provided otherwise under applicable Law, non-assessable under the DGCL. None of the outstanding shares of Community Common Stock have been issued in violation of any preemptive rights of the current or past stockholders of Community. All of the outstanding shares of Community Common Stock and all Rights to acquire shares of Community Common Stock have been issued in compliance in all material respects with all applicable federal and state Securities Laws. All issued and outstanding shares of capital stock of Community’s Subsidiaries have been duly authorized and are validly issued, fully paid and (except as provided in 12 U.S.C. Section 55) nonassessable. The outstanding capital stock of each of Community’s Subsidiaries has been issued in compliance with all legal requirements and is not subject to any preemptive or similar rights. Community owns all of the issued and outstanding shares of capital stock or other ownership interests of all of its material Subsidiaries, free and clear of all Liens (other than Permitted Liens).

(d)               Reports; Financial Statements. (i)  Community and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2016 with any Governmental Authorities (including any Regulatory Authorities), including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the Laws of the United States, any state or political subdivisions, any foreign entity or jurisdiction, or any other Governmental Authority or Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Community. Except for normal examinations conducted by a Regulatory Authority in the ordinary course of business of Community and its Subsidiaries, (A) no Regulatory Authority has initiated or has pending any proceeding or, to the Knowledge of Community, investigation into the business or operations of Community or any of its Subsidiaries since December 31, 2016, (B) there is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any report or statement relating to any examinations or inspections of Community or any of its Subsidiaries, and (C) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Authority with respect to the business, operations, policies or procedures of Community or any of its Subsidiaries since December 31, 2016, in each case of clauses (A) through (C), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Community.

(ii)                An accurate copy of each final SEC Report filed with or furnished by Community or any of its Subsidiaries to the SEC since December 31, 2016 pursuant to the Securities Act or the Exchange Act (the “Community Reports”) is publicly available. No Community Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all of the Community Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Community has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

(iii)               The financial statements of Community and its Subsidiaries included (or incorporated by reference) in the Community Reports (including the related notes, where applicable) (A) have been prepared from, and are in accordance with, the books and records of Community and its Subsidiaries, (B) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Community and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (C) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (D) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Community and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. PricewaterhouseCoopers LLP has not resigned (or informed Community that it intends to resign) or been dismissed as independent public accountants of Community as a result of or in connection with any disagreements with Community on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(iv)               As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Community, neither Community nor any of its Subsidiaries has any Liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Community, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Community included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019 (including any notes thereto), and for liabilities incurred (A) in the ordinary course of business consistent with past practice since June 30, 2019, or (B) in connection with this Agreement and the transactions contemplated hereby.

(v)               The records, systems, controls, data and information of Community and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Community or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Community. Community (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Community, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Community by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Community’s outside auditors and the audit committee of Community’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Community’s ability to record, process, summarize and report financial information, and (y) to the Knowledge of Community, any fraud, whether or not material, that involves management or other employees who have a significant role in Community’s internal controls over financial reporting. To the Knowledge of Community, there is no reason to believe that Community’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(vi)               Since December 31, 2016, (A) neither Community nor any of its Subsidiaries, nor, to the Knowledge of Community, any director, officer, auditor, accountant or Representative of Community or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Community or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Community or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Community or any of its Subsidiaries, whether or not employed by Community or any of its Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Community or any of its officers, directors, employees or agents to the Board of Directors of Community or any committee thereof or to the Knowledge of Community, to any director or officer of Community.

(e)               Legal Proceedings. There is no Litigation pending or, to the Knowledge of Community, threatened against Community or any of its Subsidiaries or its or any of its Subsidiaries’ assets, interests or rights, nor are there any Orders of any Governmental Authority outstanding against Community or any of its Subsidiaries, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Community. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Community, there are no Orders of any Governmental Authority outstanding against Community or any of its Subsidiaries.

(f)                Compliance with Laws. (i)  Community and each of its Subsidiaries are, and at all times since December 31, 2016, have been, in compliance in all material respects with all Laws applicable to their businesses, operations, properties, assets and employees. Community and each of its Subsidiaries have in effect all Permits necessary for them to own, lease or operate their material properties and assets and to carry on their businesses and operations as now conducted and, to Community’s Knowledge, there has occurred no Default under any Permit applicable to their respective businesses or employees conducting their respective businesses.

(ii)                Neither Community nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2016, a recipient of any supervisory letter from, or since December 31, 2016, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Authority or other Governmental Authority that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Community Disclosure Letter, a “Community Regulatory Agreement”), nor has Community or any of its Subsidiaries been advised in writing or, to the Knowledge of Community, orally, since December 31, 2016, by any Regulatory Authority or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Community Regulatory Agreement.

(iii)               Neither Community nor any of its Subsidiaries (nor, to the Knowledge of Community, any of their respective directors, executives, Representatives, agents or employees) (A) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (C) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (D) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (E) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

(g)               Absence of Certain Changes or Events. Since December 31, 2018 through the date of this Agreement, (A) except for the negotiation of this Agreement and the transactions contemplated hereby and for the acquisition of Kinderhook Bank Corp., Community and each of its Subsidiaries has conducted its business in all material respects in the ordinary course of business consistent with past practice, and (B) there have been no facts, events, changes, circumstances or effects that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Community.

(h)               Community Reinvestment Act.  Community Bank has complied in all material respects with the provisions of the CRA and the rules and regulations thereunder, has a CRA rating of not less than “satisfactory” in its most recently completed exam, has received no material criticism from regulators with respect to discriminatory lending practices, and to the Knowledge of Community, there are no conditions, facts or circumstances that could result in a CRA rating of less than “satisfactory” or material criticism from regulators or consumers with respect to discriminatory lending practices.

(i)                 Legality of Community Securities. All shares of Community Common Stock to be issued pursuant to the Merger have been duly authorized and, when issued pursuant to this Agreement, will be validly and legally issued, fully paid and nonassessable.

(j)                 Certain Actions. Neither Community nor any of its Subsidiaries or Affiliates has taken or agreed to take any action, and to the Knowledge of Community, there are no facts or circumstances, that are reasonably likely to (i) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (ii) materially impede or delay receipt of any Requisite Regulatory Approval. To Community’s Knowledge there exists no fact, circumstance, or reason that would cause any Requisite Regulatory Approval not to be received in a timely manner.

(k)               Brokers and Finders. Except for D.A. Davidson & Co., neither Community nor any of its Subsidiaries, nor any of their respective directors, officers, employees or Representatives, has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions contemplated hereby.

(l)                 Merger Consideration. Community now has and will have, at the Effective Time, unissued shares of Community Common Stock and shares of Community Common Stock held in its treasury that are not reserved for any other purpose sufficient to issue the number of shares of Community Common Stock contemplated by Article 2, and a sufficient amount of cash to pay the amounts contemplated by Article 2.

(m)              Certain Information. When the Registration Statement or any post-effective amendment thereto shall become effective, and at all times subsequent to such effectiveness up to and including the time of the Steuben Shareholder Meeting to vote upon the adoption of this Agreement, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth or incorporated by reference therein furnished by Community relating to Community or any of its Subsidiaries, (i) shall comply in all material respects with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in the light of the circumstances under which they were made, not misleading. All information concerning Community and its directors, officers, and stockholders included (or submitted for inclusion) in any application and furnished by it pursuant to Section 4.5 or 4.8 of this Agreement shall be true, correct and complete in all material respects.

(n)               Regulatory Capitalization.  Community Bank is, and  as of immediately prior to the Effective Time will be, “well capitalized,” as such term is defined in the rules and regulations promulgated by the OCC. Community is, and immediately prior to the Effective Time will be, “well capitalized” as such term is defined in the rules and regulations promulgated by the Federal Reserve Board.

(o)                Labor Matters.

(i)                 Neither Community nor any of its Subsidiaries is a party to or bound by or currently negotiating any collective bargaining agreement or any other similar agreement with any labor organization, group or association. Since December 31, 2016, neither Community nor any of its Subsidiaries has experienced any organizational campaign, petition or other unionization activity relating to any Service Provider, including seeking to make Community or any of its Subsidiaries conform to demands of organized labor or enter into any collective bargaining agreement or any other similar agreement with any labor organization, group or association. There is no strike or work stoppage pending or, to the Knowledge of Community, threatened against Community or any of its Subsidiaries. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for Community to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(ii)                There is no material unfair labor practice charge or other material Litigation regarding Service Providers against Community or any of its Subsidiaries pending, or to the Knowledge of Community, threatened, before any court, arbitrator or Governmental Authority (including the National Labor Relations Board). Neither Community nor any of its Subsidiaries has failed to comply with any collective bargaining agreement or any other similar agreement with any labor organization, group or association and there are no grievances pending, or to the Knowledge of Community, threatened, under any such agreement.

(iii)                Community and its Subsidiaries are in compliance in all material respects with, and to the Knowledge of Community are not under investigation with respect to, applicable Laws with respect to employment and employee matters, including employment practices, employee benefits, labor relations, terms and conditions of employment, Tax withholding, discrimination, equal employment, fair employment practices, immigration, employee classification, human rights, pay equity, workers’ compensation, employee safety and health, facility closings and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988).

(p)                Privacy of Customer Information.  Community and its Subsidiaries’ collection and use of PIFI and the use of such PIFI by Community or any of its Subsidiaries complies in all material respects with all applicable Law.

(q)                Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Community and each of its Subsidiaries maintains in full force and effect insurance policies and bonds in such amounts and against such liabilities and hazards of the types and amounts as (i) it reasonably believes to be adequate for its business and operations and the value of its properties and (ii) are comparable to those maintained by other banking organizations of similar size and complexity.

Article 4

COVENANTS AND ADDITIONAL AGREEMENTS OF THE PARTIES

Section 4.1           Conduct of Business Prior to Effective Time. During the period from the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article 6 or the Effective Time, except as expressly permitted by this Agreement or as required by applicable Law, (a) Steuben shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (iii) maintain its books, accounts and records in the usual manner on a basis consistent with that heretofore employed, and (b) each Party shall, and shall cause its Subsidiaries to, take no action that would adversely affect or delay the satisfaction of the conditions set forth in Section 5.1(a) or 5.1(b) or the ability of either Party to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

Section 4.2           Forbearances. During the period from the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article 6 or the Effective Time, except as expressly permitted by this Agreement (including as set forth in Section 4.2 of the Steuben Disclosure Letter) or as required by applicable Law, Steuben shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Community (such consent not to be unreasonably withheld, conditioned or delayed):

(a)                amend or propose to amend its Organizational Documents or any resolution or agreement concerning indemnification of its directors or officers;

(b)               (i) adjust, split, combine, subdivide or reclassify any capital stock, (ii) make, declare, set aside or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, other than (A) dividends paid by any of the Subsidiaries of Steuben to Steuben or any of its wholly-owned Subsidiaries, (B) regular quarterly cash dividends by Steuben at a rate not in excess of $0.36 per Steuben Common Share with record and payment dates consistent with the comparable quarters in the prior year (subject to Section 4.19), (C) acquisitions of Steuben Common Shares resulting from the net exercise of Steuben Stock Options outstanding as of the date hereof, in accordance with their terms as of the date hereof, and (D) dividends payable on the trust preferred securities issued in connection with the Steuben Debentures in accordance with the terms of the applicable governing documents, (iii) grant or issue any Rights, (iv) issue or otherwise permit to become outstanding, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or Rights, other than issuances of Steuben Common Shares upon the exercise of Steuben Stock Options in existence on the date hereof pursuant to their terms, (v) fulfill participant purchases of Steuben Common Shares under the Steuben Dividend Reinvestment Plan through the issuance of authorized and unissued Steuben Common Shares or Steuben treasury stock, or (vi) make any material change in any instrument or Contract governing the terms of any of its securities;

(c)          other than in the ordinary course of business consistent with past practice (including by way of foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith), make any material investment (either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets) in any other Person other than a wholly-owned Subsidiary of Steuben;

(d)          charge off (except as may otherwise be required by Law or by Regulatory Authorities or by GAAP) or sell (except in the ordinary course of business consistent with past practices) any of its portfolio of Loans;

(e)          terminate or allow to be terminated any of the policies of insurance it maintains on its business or property, cancel any material indebtedness owing to it or any claims that it may have possessed, or waive any right of substantial value or discharge or satisfy any material noncurrent Liability;

(f)           enter into any material new line of business;

(g)          except in the ordinary course of business consistent with past practice: (i) lend any money or pledge any of its credit in connection with any aspect of its business whether as a guarantor, surety, issuer of a letter of credit or otherwise; (ii) mortgage or otherwise subject to any Lien, encumbrance or other Liability any of its assets; (iii) except for property held as other real estate owned, sell, assign or transfer any of its assets in excess of $25,000 in the aggregate for Steuben and its Subsidiaries; or (iv) incur any material Liability, commitment, indebtedness or obligation (of any kind whatsoever, whether absolute or contingent), or cancel, release or assign any indebtedness of any Person or any claims against any Person, except pursuant to Contracts in force as of the date of this Agreement and disclosed in Section 3.2(k) of the Steuben Disclosure Letter or transfer, agree to transfer or grant, or agree to grant, a license to, any of its material Intellectual Property;

(h)          other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness (it being understood that for purposes of this Section 4.2(h), “short-term” shall mean maturities of six (6) months or less)); or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person;

(i)           other than purchases of investment securities in the ordinary course of business consistent with past practice, materially restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(j)           except in the ordinary course of business or as disclosed in Section 4.2(j) of the Steuben Disclosure Letter, terminate, materially amend or modify or waive any material provision of, any material Contract other than any contract that terminates by its terms or normal renewals of Contracts without material adverse changes of terms, or enter into any material Contract;

(k)          other than as required under applicable Law or by Steuben Benefit Plans as in effect at the date of this Agreement and listed in Section 3.2(j)(i) of the Steuben Disclosure Letter, (i) adopt, enter into, establish, terminate, renew or amend any Benefit Plan (or communicate any intention to take any such action), (ii) change the compensation or benefits of any director, officer or other Service Provider, other than an across-the-board cost of living increase in base salary applicable to all current employees of Steuben and its Subsidiaries, which does not exceed two percent (2%) of each such current employee’s base salary in effect as of the date of this Agreement, (iii) adopt, enter into or amend any collective bargaining agreement or any other similar agreement with any labor organization, group or association, (iv) adopt, enter into, establish, amend or grant any employment, severance, change in control, termination, deferred compensation, pension or retirement arrangement, (v) grant or pay any equity awards or other incentive compensation, or pay any bonus or incentive compensation under a pre-existing Steuben Benefit Plan in excess of the amount accrued on the Steuben Financial Statements through December 31, 2019 and earned as determined in the sole discretion of Steuben’s Board of Directors, reasonably exercised, in accordance with the applicable terms of such pre-existing Steuben Benefit Plan, (vi) accelerate any rights or benefits under any Steuben Benefit Plan, including accelerating the vesting of, or the lapsing of restrictions with respect to, any Steuben Stock Options or otherwise amend the terms of any outstanding equity awards or equity-based awards, (vii) pay any severance in excess of what is legally required, (viii) take any action to fund or secure the payment of any amounts under any Steuben Benefit Plan, or change any assumptions used to calculate funding or contribution obligations under any Steuben Benefit Plan, other than as required by GAAP, or (ix) hire or terminate (other than for cause) any director, officer, or any other Service Provider with annual base salary or wages that is reasonably anticipated to exceed $100,000;

(l)           commence, settle or agree to settle any Litigation, except in the ordinary course of business consistent with past practice that (i) involves only the payment of money damages not in excess of $50,000 individually or $100,000 in the aggregate, (ii) does not involve the imposition of any equitable relief on, or the admission of wrongdoing by, Steuben or the applicable Subsidiary thereof and (iii) would not create precedent for claims that are reasonably likely to be material to Steuben or any of its Subsidiaries, or, after the Closing, Community or any of its Subsidiaries;

(m)         materially revalue any of its assets or change any method of accounting or accounting practice used by it, other than changes required by GAAP or any Regulatory Authority;

(n)          (i) file any Tax Return except in the ordinary course of business consistent with past practice or amend any Tax Return; (ii) settle or compromise any Tax Liability; (iii) make, change or revoke any Tax election or change any method of Tax accounting, except as required by applicable Law; (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law); (v) surrender any claim for a refund of Taxes; or (vi) consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect of Taxes;

(o)          change its fiscal or Tax year;

(p)          knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 5 not being satisfied; provided, that nothing in this Section 4.2(p) shall preclude Steuben from exercising its rights under Section 4.5 or 4.12;

(q)          merge or consolidate itself or its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate or dissolve (or adopt or enter into a plan to effect any of the foregoing) itself or any of its Subsidiaries (other than mergers or consolidations solely involving its Subsidiaries);

(r)           acquire assets outside of the ordinary course of business consistent with past practice from any other Person with a value or purchase price in the aggregate in excess of $50,000;

(s)          enter into any Contract that would have been required to be disclosed in Section 3.2(k) of the Steuben Disclosure Letter had it been entered into prior to the execution of this Agreement;

(t)           make any changes in the mix, rates, terms or maturities of Steuben Bank’s deposits or other Liabilities, except in a manner and pursuant to policies consistent with past practice and competitive factors in the market place; open any new branch or deposit taking facility; or close, relocate or materially renovate any existing branch or facility;

(u)          make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service, Loans or (ii) investment, risk and asset liability management or hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Governmental Authority;

(v)          make any Loans, or enter into any commitments to make Loans, which vary other than in immaterial respects from its written Loan policies, a true and correct copy of which policies has been provided to Community; provided, that this covenant shall not prohibit Steuben Bank from extending or renewing Loans in the ordinary course of business consistent with past lending practices or in connection with the workout or renegotiation of Loans currently in its Loan portfolio;

(w)         renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of Steuben or any of its Subsidiaries or, after the Effective Time, Community or any of its Subsidiaries;

(x)          waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar agreement to which Steuben or any of its Subsidiaries is a party;

(y)          engage in (or modify in a manner adverse to Steuben or its Subsidiaries) any transactions (except for any ordinary course banking relationships permitted under applicable Law) with any Affiliate or any director or officer thereof (or any Affiliate or immediate family member of any such Person or any Affiliate of such Person’s immediate family members);

(z)           except in the ordinary course of business consistent with past practice, enter into any new lease of real property or amend the terms of any existing lease of real property;

(aa)        incur or commit to incur any capital expenditure or authorization or commitment with respect to them that, in the aggregate is in excess of $100,000, except as disclosed in the annual business plan or budget previously disclosed to Community;

(bb)       take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(cc)        agree or commit to take any of the actions prohibited by this Section 4.2.

Section 4.3          Litigation. Each of Community and Steuben shall promptly notify each other in writing of any Litigation issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority pending or, to the Knowledge of Community or Steuben, as applicable, threatened against Community, Steuben or any of their respective Subsidiaries or directors that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or any actions taken or to be taken by Community, Steuben or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. Steuben shall give Community the opportunity to participate in the defense or settlement of any shareholder or derivative Litigation against Steuben and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Community’s prior written consent.

Section 4.4          State Filings. Upon the terms and subject to the conditions of this Agreement and prior to or in connection with the Closing, Community and Steuben shall execute and the Parties shall cause to be filed the Certificates of Merger with the New York Secretary and the Delaware Secretary and any other such filings with the State of New York or the State of Delaware necessary to effect the transactions contemplated in this Agreement.

Section 4.5          Steuben Shareholder Approval. (a) Steuben shall call and give notice of a meeting of its shareholders (the “Steuben Shareholder Meeting”) to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC for the purpose of obtaining the Steuben Shareholder Approval and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of shareholders to adopt a merger agreement, and Steuben shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. The Board of Directors of Steuben shall use its reasonable best efforts to obtain from the shareholders of Steuben the Steuben Shareholder Approval, including by communicating to its shareholders the Steuben Directors’ Recommendation (and including such recommendation in the Proxy Statement), and, if requested by Community, Steuben shall engage a proxy solicitor reasonably acceptable to Community to assist in the solicitation of proxies from shareholders relating to the Steuben Shareholder Approval; provided, however, that, prior to the Steuben Shareholder Meeting and subject to Sections 6.1 and 6.2, so long as Steuben has complied with its obligations under Section 4.12, if the Board of Directors of Steuben, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that, because of (x) the receipt of an Acquisition Proposal that constitutes a Superior Proposal or (y) the occurrence of an Intervening Event, failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Board of Directors of Steuben may submit this Agreement to Steuben’s shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Steuben may communicate the basis for its lack of a recommendation to Steuben’s shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by Law; provided further, that the Board of Directors of Steuben may not take any actions under the foregoing proviso unless (i) it gives Community at least five (5) Business Days’ prior written notice of its intention to take such action and a reasonably detailed description of the Acquisition Proposal or Intervening Event giving rise to its determination to take such action (including, in the case of an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal (including an unredacted copy of all proposed agreements and other documents with respect to such Acquisition Proposal) or any amendment or modification thereof), (ii) during such five (5) Business Day notice period, Steuben shall, and shall cause its financial and legal advisors to, negotiate with Community in good faith (to the extent Community seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Community, and (iii) at the end of such notice period, the Board of Directors of Steuben takes into account in good faith any amendment or modification to this Agreement proposed by Community and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless be inconsistent with its fiduciary duties under applicable Law to continue to recommend this Agreement. Any material amendment to any Acquisition Proposal or material development with respect to any Intervening Event will be deemed to be a new Acquisition Proposal or Intervening Event, as the case may be, for purposes of this Section 4.5(a) and will require a new notice period as referred to in this Section 4.5(a).

(b)          Steuben shall adjourn or postpone the Steuben Shareholder Meeting if, as of the time for which such meeting is originally scheduled there are insufficient Steuben Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Steuben has not received proxies representing a sufficient number of shares necessary to obtain the Steuben Shareholder Approval, and, subject to the terms and conditions of this Agreement, Steuben shall continue to use all reasonable best efforts, together with its proxy solicitor (if applicable), to solicit proxies from Steuben shareholders in favor of the Steuben Shareholder Approval. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Steuben Shareholder Meeting shall be convened and this Agreement shall be submitted to the shareholders of Steuben at the Steuben Shareholder Meeting, for the purpose of voting on the adoption of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Steuben of such obligation.

Section 4.6          Listing of Community Common Stock. Community shall cause the shares of Community Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 4.7          Reasonable Best Efforts. (a)  Subject to the terms and conditions of this Agreement, including Section 4.8, the Parties will use all reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, and each will cooperate fully with and furnish information to the other Party to that end, and obtain all consents of, and give all notices to and make all filings with, all Governmental Authorities and other third parties that may be or become necessary for the performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby; provided, that Steuben shall not agree to make any payments or modifications to agreements in connection therewith without the prior written consent of Community, which consent shall not be unreasonably withheld, conditioned or delayed; and provided further, that nothing contained herein shall preclude any Party from exercising its rights under this Agreement.

(b)          Immediately following the Effective Time, the Parties shall take all actions necessary to consummate the Bank Merger.

(c)          Each Party undertakes and agrees to use its reasonable efforts to cause the Merger to qualify, and to take no action that would prevent the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code.

(d)         The Parties shall consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges in accordance with GAAP, as such Parties mutually agree upon.

Section 4.8          Applications and Consents. (a)  Community and Steuben shall promptly prepare and file with the SEC, no later than sixty (60) days after the date of this Agreement, the Proxy Statement and Community shall promptly prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus. Each of Community and Steuben shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective for so long as necessary to consummate the transactions contemplated by this Agreement, and Steuben shall thereafter as promptly as practicable mail or deliver the Proxy Statement to its shareholders. Community shall also use its reasonable best efforts to obtain all necessary state Securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Steuben shall furnish all information concerning Steuben and the holders of Steuben Common Shares as may be reasonably requested in connection with any such action.

(b)         The Parties shall cooperate with each other and use, and cause their applicable Subsidiaries to use, their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all Permits, Consents, approvals and authorizations of all third parties and Governmental Authorities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Requisite Regulatory Approvals), and to comply with the terms and conditions of all such Permits, Consents, approvals and authorizations of all such Governmental Authorities and third parties. Without limiting the generality of the foregoing, as soon as reasonably practicable and in no event later than sixty (60) days after the date of this Agreement, Community and Steuben shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required to be filed with any Governmental Authority in order to obtain the Requisite Regulatory Approvals.

(c)          Community and Steuben shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to Steuben or Community, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. To the extent not prohibited by applicable Law, the Parties agree that they will consult with each other with respect to the obtaining of all Permits, Consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. Each Party shall consult with the other in advance of any meeting or conference with any Governmental Authority in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Authority, Steuben shall give Community and/or its counsel the opportunity to attend and participate in such meetings and conferences.

(d)          In furtherance and not in limitation of the foregoing, each of Community and Steuben shall use its reasonable best efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing.

(e)          Community and Steuben shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Community, Steuben or any of their respective Subsidiaries to any Governmental Authority in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(f)          To the extent permitted by applicable Law, Community and Steuben shall promptly advise each other upon receiving any communication from any Governmental Authority whose Consent is required for consummation of the transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such Consent will be materially delayed.

(g)         As used in this Agreement, the “Requisite Regulatory Approvals” shall mean all regulatory authorizations, Consents, Orders or approvals from, to or with (x) the Federal Reserve Board, the OCC, the FDIC, the New York State Department of Financial Services or any Federal Home Loan Bank or Federal Reserve Bank that are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, and (y) any other approvals set forth in Sections 3.2(b)(vi) and 3.3(b)(iv) that are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, except in the case of this clause (y) for any such authorizations, Consents, Orders or approvals the failure of which to be obtained or made would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Steuben or Community, as the case may be.

(h)          Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require Community or its Subsidiaries to take, or agree to take, any actions, or to accept any restriction, requirement or condition, that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Community, Steuben, and their respective Subsidiaries, taken as a whole, or prohibit or materially limit the ownership or operation by Steuben or any of its Subsidiaries, or Community or any of its Subsidiaries, of all or any material portion of the business or assets of Steuben and its Subsidiaries or Community and its Subsidiaries, in each case taken as a whole, or compel Community or any of its Subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Steuben and its Subsidiaries or Community and its Subsidiaries, in each case taken as a whole (a “Materially Burdensome Regulatory Condition”).

Section 4.9          Notification of Certain Matters. Each Party will give prompt written notice to the other Party (and subsequently keep such other Party informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event, change, circumstance or effect that (a) is reasonably likely to result in any Material Adverse Effect on it, or (b) would cause or constitute a breach of any of its representations, warranties, covenants, or agreements contained herein; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute the failure of any condition set forth in Section 5.2(a) or 5.2(b), or Section 5.3(a) or 5.3(b), as the case may be, to be satisfied, or otherwise constitute a breach of this Agreement by such Party due to its failure to give such notice unless the underlying breach would independently result in a failure of the conditions set forth in Section 5.2(a) or 5.2(b), or Section 5.3(a) or 5.3(b), as the case may be, or give rise to a termination right under Section 6.1. Steuben shall deliver to Community a copy of the written opinion (or any withdrawal of such opinion) of PNC FIG Advisory, Inc. or any other financial advisor, as soon as reasonably practicable after Steuben’s receipt thereof.

Section 4.10        Investigation and Confidentiality. (a)  Upon reasonable notice and subject to applicable Laws, Steuben shall, and shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other Representatives of Community, access, during normal business hours during the period prior to the Effective Time, to all of their properties, books, Contracts, commitments, personnel, information technology systems and records, and, during such period, Steuben shall, and shall cause its Subsidiaries to, make available to Community such information concerning their respective businesses, properties and personnel as Community may request. Community shall use commercially reasonable efforts to minimize any interference with Steuben’s regular business operations during any such access. No investigation by Community shall affect the representations and warranties of Steuben or the right of Community to rely thereon.

(b)          Each Party shall, and shall cause its directors, officers, employees and Representatives to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations and financial positions to the extent required by, and in accordance with, the Confidentiality Agreement.

(c)          Steuben shall provide Community, no later than fifteen (15) days after the end of each month, a written update on each of its Delinquent Loans.

Section 4.11        Press Releases; Publicity. Prior to the Effective Time, each Party shall consult with and obtain the approval (not to be unreasonably withheld, conditioned or delayed) of the other as to the form and substance of any press release, other public statement or stockholder communication related to this Agreement and the transactions contemplated hereby prior to issuing such press release, public statement or stockholder communication or making any other public or stockholder disclosure related thereto; provided, that nothing in this Section 4.11 shall be deemed to prohibit any Party from making any disclosure that its counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law or the NYSE.

Section 4.12        Acquisition Proposals. (a)  Steuben agrees that it will not, and will cause its directors, officers, employees and Representatives and Affiliates not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, (ii) continue, engage or participate in any negotiations concerning, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any Person (other than Persons who are Affiliates or Representatives of Steuben or Community) relating to, or (iv) approve, recommend, agree to or accept, any Acquisition Proposal; provided, that, prior to, but not after, the time the Steuben Shareholder Approval is obtained, if Steuben receives an unsolicited bona fide Acquisition Proposal after the date of this Agreement that was not received in violation of clauses (i) – (iv) above, and Steuben’s Board of Directors concludes in good faith that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, Steuben may, and may permit its officers and Representatives to, furnish or cause to be furnished nonpublic information or data to and participate in such negotiations or discussions with the Person making such Acquisition Proposal to the extent that the Board of Directors of Steuben concludes in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor) that failure to take such actions would be inconsistent with its fiduciary duties under applicable Law; provided further, that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, Steuben shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”) and shall provide to Community any such information not previously provided to Community. Notwithstanding anything to the contrary contained in this Agreement, Steuben and its Representatives may (without any determination by the Board of Directors of Steuben or consultation with outside counsel or its financial advisor) (x) following receipt of an unsolicited bona fide Acquisition Proposal after the date of this Agreement and prior to the time the Steuben Shareholder Approval is obtained that was not received in violation of clauses (i) – (iv) above, contact such third party solely in order to clarify and understand the terms and conditions of such Acquisition Proposal so as to determine whether such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal and/or (y) direct any Person who makes an Acquisition Proposal or who expresses interest to Steuben in making an Acquisition Proposal to this Agreement, including the provisions of this Section 4.12. Steuben will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Community with respect to any Acquisition Proposal. Steuben shall use its reasonable best efforts, subject to applicable Law, to, within ten (10) Business Days after the date hereof, request and confirm the return or destruction of any confidential information provided to any Person (other than Community and its Affiliates and its and their Representatives) pursuant to any existing confidentiality, standstill or similar agreements to which it or any of its Subsidiaries is a party relating to an Acquisition Proposal and shall withdraw and terminate any access that was granted to any third party to any “data room” (electronic or physical) that was established in connection with a transaction involving Steuben.

(b)          Steuben shall promptly, and in any event within twenty four (24) hours of receipt, advise Community in writing in the event Steuben or any of its directors, employees, officers or Representatives receives (i) any Acquisition Proposal or indication by any Person that it is considering making an Acquisition Proposal, (ii) any request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates an Acquisition Proposal or (iii) any inquiry, proposal or offer that is reasonably likely to lead to an Acquisition Proposal, in each case together with the terms and conditions of such Acquisition Proposal, request, inquiry, proposal or offer, and shall furnish Community with a copy of such Acquisition Proposal (or, where such Acquisition Proposal is not in writing, with a description of the material terms and conditions thereof). Steuben shall keep Community informed (orally and in writing) in all material respects on a timely basis of the status and details (including, within twenty four (24) hours after the occurrence of any amendment, modification, development, discussion or negotiation) of any such Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting any of the foregoing, Steuben shall promptly (and in any event within twenty four (24) hours) notify Community orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(c)          Neither the Board of Directors of Steuben nor any committee thereof shall (i) except as expressly permitted by Section 4.5(a), (A) withdraw (or modify or qualify in any manner adverse to Community) the approval, recommendation or declaration of advisability by the Board of Directors of Steuben or any such committee of this Agreement, the Merger, or any of the other transactions contemplated hereby, (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal, (C) resolve, agree or propose to take any such actions or (D) submit this Agreement to its shareholders without recommendation (each such action set forth in this clause (i) being referred to herein as an “Adverse Recommendation Change”) or (ii) (A) cause or permit Steuben or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract constituting or relating to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 4.12(a)) or (B) resolve, agree or propose to take any such actions.

(d)          Steuben agrees that any breach by its directors, officers, employees, Affiliates or Representatives of this Section 4.12 shall be deemed a breach by Steuben.

(e)          Nothing contained in this Agreement shall prevent Steuben or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to an Acquisition Proposal or from making any legally required disclosure to Steuben’s shareholders; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement. Notwithstanding anything to the contrary contained in this Agreement, a “stop, look and listen” communication shall not be deemed an Adverse Recommendation Change if the Board of Directors of Steuben publicly states that the Steuben Directors’ Recommendation has not changed or refers shareholders to the Steuben Directors’ Recommendation.

Section 4.13       Takeover Laws. None of Steuben, Community or their respective Boards of Directors shall take any action that would cause any Takeover Law to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Law now or hereafter in effect. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, each Party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Law.

Section 4.14        Employee Matters. (a)  Except as would result in a duplication of benefits, the current employees of Steuben or any of its Subsidiaries who continue as employees of Community or its Subsidiaries after the Effective Time (“Continuing Employees”) shall be given, subject to applicable Law, credit for past service with Steuben and its Subsidiaries to the extent credited by Steuben and its Subsidiaries prior to the Effective Time for purposes of determining eligibility for employee benefits under all employee health and welfare programs maintained by Community or its Subsidiaries in which such Continuing Employees participate following the Effective Time and for purposes of determining length of vacation, sick time and paid time off under Community’s applicable plan or policy (but not for purposes of eligibility for, vesting under, or accrual with respect to any defined benefit pension plan, retiree health or welfare plan or equity award or other long-term incentive compensation plans). In addition, under the welfare plans of Community and its Subsidiaries in which Continuing Employees participate, Community shall use its commercially reasonable efforts to (i) waive, or cause to be waived, for each participating Continuing Employee, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable plan of Steuben or its Subsidiaries prior to the Effective Time and (ii) recognize for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by each participating Continuing Employee in the calendar year in which the Effective Time occurs.

(b)          In the event that the employment of any Continuing Employee shall be terminated by Community or one of its Subsidiaries, other than for Cause, during the Severance Period (as each term is defined in Section 4.14(b) of the Steuben Disclosure Letter), such Continuing Employee shall be entitled (subject to meeting applicable eligibility and vesting requirements) to receive severance benefits as set forth in Section 4.14(b) of the Steuben Disclosure Letter.

(c)          Prior to the Effective Time, Steuben shall take, and shall cause its Subsidiaries to take, all actions that may be requested by Community in writing with respect to (i) causing one or more Steuben Benefit Plans (other than (x) any employment agreements and severance arrangements with Steuben employees in effect as of the date of this Agreement to the extent such agreements are set forth on Section 3.2(j)(i) of the Steuben Disclosure Letter and (y) the Deferred Compensation Plans (provided, however, that the Parties may mutually determine to terminate such plans)) to terminate as of or following the date immediately preceding the Effective Time or for benefit accruals and entitlements to cease as of or following the date immediately preceding the Effective Time, (ii) causing the continuation on and after the Effective Time of any Contract, arrangement or insurance policy relating to any Steuben Benefit Plan for such period as may be requested by Community, or (iii) cooperating with Community to facilitate the merger of any Steuben Benefit Plan into any Benefit Plan of Community or its Subsidiaries as of or following the Effective Time. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 4.14(b) shall be subject to Community’s reasonable prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

(d)          Community shall honor, each in accordance with its terms, the employment agreements and severance arrangements with Continuing Employees in effect as of the date of this Agreement to the extent such agreements are set forth on Section 3.2(j)(i) of the Steuben Disclosure Letter, except to the extent that any such agreements or arrangements are superseded or terminated as of or following the Effective Time.

(e)          In the event of any termination of any Steuben Benefit Plan providing employer-provided health coverage or consolidation of any such plan with any Benefit Plan of Community or any of its Subsidiaries providing employer-provided health coverage within twelve (12) months after the Effective Time, (i) Community shall, or shall cause its Subsidiaries to, use commercially reasonable efforts to make available to Continuing Employees and their dependents employer-provided health coverage on the same basis as it provides such coverage to similarly situated employees of Community and its Subsidiaries and (ii) former employees of Steuben or any of its Subsidiaries and their qualified beneficiaries will have the right to continued coverage under a group health plan of Community to the extent required by The Consolidated Omnibus Budget Reconciliation Act of 1985. During the twelve (12) months after the Effective Time, unless a Continuing Employee causes coverage to terminate under a Steuben Benefit Plan providing employer-provided health coverage prior to the time that a Continuing Employee becomes eligible to participate in any Benefit Plan of Community or any of its Subsidiaries providing employer-provided health coverage, neither Community nor any of its Subsidiaries shall terminate the coverage of any of the Continuing Employees or their dependents as of the Effective Time under any Steuben Benefit Plan providing employer-provided health coverage prior to the time such Continuing Employees and their dependents become eligible to participate in a Benefit Plan of Community or any of its Subsidiaries providing employer-provided health coverage.

(f)          As of and following the Effective Time, Community shall assume the Steuben Amended and Restated Director Deferred Fee Agreements, the Steuben Split Dollar Agreements and the Steuben Executive Amended and Restated Deferred Compensation Agreements (collectively, the “Deferred Compensation Plans”) and shall continue to honor the terms and obligations thereunder (and refrain from terminating such Deferred Compensation Plans during the one (1)-year period following the Effective Time) unless the Deferred Compensation Plans are terminated prior to the Effective Time by mutual agreement of the Parties.

(g)          As of the Effective Time, Community shall implement a stay bonus pool for stay bonus awards to select employees of Steuben and Steuben Bank on the terms set forth in Section 4.14(g) of the Steuben Disclosure Letter.

(h)         The provisions of this Section 4.14 are solely for the benefit of the parties hereto, and no Service Provider or any other Person shall be regarded for any purpose as a third party beneficiary of this Agreement. Nothing herein, expressed or implied, shall be construed as an amendment to any Benefit Plan for any purpose or confer upon any Continuing Employee or any other Person any right to employment or continued employment with any of the parties hereto or any of their Subsidiaries or Affiliates for any period. Except as expressly provided in Section 4.14(f), nothing in this Section 4.14 shall be construed to limit the right of Community or any of its Subsidiaries (including, following the Effective Time, Steuben and its Subsidiaries) to amend or terminate any Steuben Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 4.14 be construed to require Community or any of its Subsidiaries to retain the employment of any particular Continuing Employee for any fixed period of time following the Effective Time.

Section 4.15        Certain Policies. Following receipt of all Requisite Regulatory Approvals and adoption of this Agreement at the Steuben Shareholder Meeting:

(a)          Steuben shall, consistent with GAAP and applicable Law and on a basis mutually satisfactory to it and Community, modify and change its accounting, investment, loan, litigation and real estate valuation policies and practices (including loan classifications, content and size of investment portfolio, and levels of reserves and accruals) so as to be applied, in all material respects, on a basis that is consistent with that of Community;

(b)          Steuben and Community shall review the adequacy of reserves for loan losses currently established by Steuben and, if deemed warranted by both parties under GAAP, Steuben shall make mutually acceptable changes to such reserves; and

(c)          Steuben shall consult with Community with respect to determining the amount and timing of recognizing, for financial accounting and income Tax reporting purposes, Steuben’s expenses incurred in connection with the Merger, the Bank Merger and the transactions contemplated by this Agreement, and, subject to GAAP and applicable Law, Steuben shall recognize its costs and expenses in connection with the transactions contemplated hereby at such time or times as are reasonably requested by Community.

Section 4.16        Indemnification. (a)  From and after the Effective Time, Community shall indemnify and hold harmless, to the fullest extent permitted by applicable Law, each present and former director and officer of Steuben and its Subsidiaries (in each case, when acting in such capacity) (each, an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements effected with the prior written consent of Community (such consent not to be unreasonably withheld, conditioned or delayed), fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time (regardless of whether the Indemnified Party is a named party or a participant other than as a named party, including as a witness), arising in whole or in part out of, or pertaining to, the fact that such person is or was a director or officer of Steuben or any of its Subsidiaries or is or was serving at the request of Steuben or any of its Subsidiaries as a director, officer, agent, trustee or fiduciary of another Person (including in any capacity with respect to any employee benefit plan) and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement; and Community shall also advance expenses as incurred by such Indemnified Party to the fullest extent permitted by applicable Law within thirty (30) days after a written request setting forth such expenses in reasonable detail; provided that the Indemnified Party to whom expenses are advanced provides an undertaking (in a reasonable and customary form) to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification. The Indemnified Party shall reasonably cooperate with Community in the Indemnified Party’s defense of any such claim, action, suit, proceeding or investigation.

(b)          Subject to applicable Law, for a period of six (6) years after the Effective Time, Community shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Steuben (provided, that Community may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Steuben or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, that Community shall not be obligated to expend, on an annual basis, an amount in excess of two hundred percent (200%) of the current annual premium paid as of the date hereof by Steuben for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Community shall cause to be maintained policies of insurance which, in Community’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Steuben, in consultation with Community, may (and at the request of Community, Steuben shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6) year “tail” policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap. If Steuben purchases such a “tail policy,” Community shall maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for such six (6) year period.

(c)          Subject to applicable Law, the obligations of Community and Steuben under this Section 4.16 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Indemnified Party or any other Person entitled to the benefit of this Section 4.16 without the prior written consent of the affected Indemnified Party or affected Person (it being expressly agreed that the Indemnified Parties shall be third-party beneficiaries of this Section 4.16).

(d)          Subject to applicable Law, the provisions of this Section 4.16 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and Representatives and are in addition to, and not in substitution for, any other rights to indemnification, advancement, exculpation or contribution that any such individual may have under the Bylaws of Steuben or its Subsidiaries, or by indemnification agreement, resolution, contract or otherwise.  If Community or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case to the extent the obligations set forth in this Section 4.16 are not otherwise transferred and assumed by such successors and assigns by operation of Law or otherwise, Community will cause proper provision to be made so that the successors and assigns of Community will expressly assume the obligations set forth in this Section 4.16.

Section 4.17        Steuben Debt. (a) Community will execute and deliver, or cause to be executed and delivered, by or on behalf of Steuben, at or prior to the Effective Time, any supplements, amendments or other instruments required for the due assumption of Steuben’s outstanding Junior Subordinated Debt Securities due 2037 (the “Steuben Debentures”) and (to the extent informed of such requirement by Steuben) other agreements to the extent reasonably required by the terms of the Steuben Debentures.

(b)          Prior to the Effective Time, Steuben shall, and shall cause its Subsidiaries to, take all such actions reasonably requested by Community or any of its Subsidiaries with respect to the Steuben Debentures (i) to the extent required by the terms of the Steuben Debentures or under applicable Law to be taken prior to the Effective Time, including without limitation, the giving of any notices that may be required in connection with the Merger or the Bank Merger, and the delivery of any supplemental indentures, legal opinions, officers’ certificates, or other documents or instruments required in connection with the Merger, the Bank Merger and the respective consummation thereof or (ii) in order to facilitate Community’s compliance with the foregoing Section 4.17(a).

Section 4.18        Systems Integration; Operating Functions. From and after the date hereof, Steuben and Steuben Bank shall and shall cause their directors, officers and employees to, and shall use commercially reasonable efforts (during normal business hours and without undue disruption to either business) to cause Steuben Bank’s data processing consultants and software providers to, cooperate and assist Community, upon Community’s reasonable request, in connection with an electronic and systems conversion of all applicable data of Steuben and its Subsidiaries concerning the Loans, deposits and other assets and Liabilities of Steuben and its Subsidiaries to the Community systems. Such cooperation and assistance shall include the training of Steuben’s and its Subsidiaries’ employees, during normal business hours, and providing Community and its Subsidiaries with computer file instructions with respect to the information in its data processing system regarding the assets and Liabilities of Steuben and Steuben Bank, together with operational procedures designed to implement the transfer of such information to Community and its Subsidiaries, provided that the confidentiality of customer information shall be preserved and no information shall be transferred until the Effective Time. Steuben and its Subsidiaries shall cooperate with Community in connection with the planning for the efficient and orderly combination of the parties and the operation of Community Bank (including the former operations of Steuben Bank) after the Bank Merger, and in preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as Community may decide. Steuben shall, and shall cause its Subsidiaries to, take any action Community may reasonably request prior to the Effective Time to facilitate the combination of the operations of Steuben Bank with Community Bank upon the completion of the Merger. After the execution of this Agreement, Steuben and Community shall each designate an individual to serve as liaison concerning the transfer of data processing information and other similar operational matters. Prior to the Effective Time, except as disclosed in Section 4.2 of the Steuben Disclosure Letter, Steuben shall not enter into, extend, modify, or terminate any agreement with a third party vendor providing information technology or data processing services or software to Steuben or any Subsidiary of Steuben without the prior written consent of Community, which consent shall not be unreasonably withheld or delayed. Without limiting the foregoing, subject to Section 4.20, senior officers of Steuben and Community shall meet from time to time as Steuben or Community may reasonably request, to review the financial and operational affairs of Steuben and its Subsidiaries, and Steuben shall give due consideration to Community’s input on such matters.

Section 4.19        Dividends. After the date of this Agreement, each of Community and Steuben shall coordinate with the other the declaration of any dividends in respect of Community Common Stock and Steuben Common Shares and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of Steuben Common Shares shall not receive two (2) dividends, or fail to receive one (1) dividend, in any quarter with respect to their Steuben Common Shares and any shares of Community Common Stock any such holder receives in exchange therefor in the Merger.

Section 4.20        No Control of Other Party’s Business. Nothing contained in this Agreement shall give Community, directly or indirectly, the right to control or direct the operations of Steuben or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Steuben, directly or indirectly, the right to control or direct the operations of Community or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, Community and Steuben shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ respective operations.

Section 4.21        Termination of Steuben Dividend Reinvestment Plan. Steuben shall take such action as is necessary to (i) provide that as of no later than five (5) Business Days prior to the Effective Time no further Steuben Common Shares will be purchased under the Steuben Dividend Reinvestment Investment Plan and (ii) to terminate the Steuben Dividend Reinvestment Plan prior to the Effective Time in accordance with the Steuben Dividend Reinvestment Plan, and ensure that no purchase or other rights under the Steuben Dividend Reinvestment Plan enable the holder of such rights to acquire any interest in Steuben as a result of such purchase or the exercise of such rights at or after the Effective Time.

Article 5

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

Section 5.1          Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by each Party pursuant to Section 7.6:

(a)          Shareholder Approval. Steuben shall have obtained the Steuben Shareholder Approval.

(b)          Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained or made and be in full force and effect and all waiting periods required by Law shall have expired, and (ii) solely insofar as this condition relates to the obligations of Community, no such Requisite Regulatory Approval shall impose or contain any Materially Burdensome Regulatory Condition.

(c)          No Orders or Restraints; Illegality. No Order issued by any Governmental Authority (whether temporary, preliminary, or permanent) preventing the consummation of the Merger or the Bank Merger shall be in effect and no Law or Order shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits, restrains or makes illegal the consummation of the Merger or the Bank Merger.

(d)          Registration Statement. The Registration Statement shall be effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing.

(e)          Listing of Community Common Stock. The shares of Community Common Stock to be issued pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 5.2          Conditions to Obligations of Community. The obligations of Community to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Community pursuant to Section 7.6:

(a)          Representations and Warranties. The representations and warranties of Steuben set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date); provided, however, that no representation or warranty of Steuben (other than the representations and warranties set forth in (i) Section 3.2(c), which shall be true and correct except to a de minimis extent (relative to Section 3.2(c) taken as a whole) and Section 3.2(e)(C), which shall be true and correct in all respects, and (ii) Sections 3.2(a), 3.2(b)(i), 3.2(b)(ii), 3.2(b)(iii), 3.2(b)(iv), 3.2(b)(v)(A), 3.2(t), 3.2(u), 3.2(y), 3.2(z) and 3.2(dd), which shall be true and correct in all material respects) shall be deemed untrue and incorrect for purposes hereunder as a consequence of the existence of any fact, event, change, circumstance or effect inconsistent with such representation or warranty, unless such fact, event, change, circumstance or effect, individually or taken together with all other facts, events, changes, circumstances or effects inconsistent with any representation or warranty of Steuben, has had or would reasonably be expected to have a Material Adverse Effect on Steuben; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 5.2(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Community shall have received a certificate, dated the Closing Date, signed on behalf of Steuben by the chief executive officer and any executive vice president of Steuben, to such effect.

(b)          Performance of Agreements and Covenants. Each and all of the agreements and covenants of Steuben to be performed and complied with pursuant to this Agreement prior to the Effective Time shall have been duly performed and complied with in all material respects and Community shall have received a certificate, dated the Closing Date, signed on behalf of Steuben by the chief executive officer and any executive vice president of Steuben, to such effect.

(c)          Consents. Steuben shall have obtained all Consents required as a result of the transactions contemplated by this Agreement pursuant to the Contracts set forth in Section 3.2(b) and Section 3.2(k) of the Steuben Disclosure Letter.

(d)          Material Adverse Effect. Since the date hereof, there shall not have occurred any fact, event, change, circumstance or effect, individually or taken together with all other facts, events, changes, circumstances or effects, that has had or would reasonably be expected to have a Material Adverse Effect on Steuben.

(e)          Tax Opinion. Community shall have received a written opinion from Cadwalader, Wickersham & Taft LLP in form and substance reasonably satisfactory to Community, dated as of the Closing Date, substantially to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may rely upon customary representations contained in certificates of officers of Community and Steuben reasonably satisfactory in form and substance to such counsel.

(f)           Dissenting Shares. Dissenting shares shall represent not more than ten percent (10%) of the outstanding shares of Steuben Common Stock.

(g)          Systems Conversion. The electronic and systems conversion of all applicable data of Steuben and its Subsidiaries concerning the Loans, deposits and other assets and Liabilities of Steuben and its Subsidiaries to the Community systems shall be scheduled to occur and be prepared for completion, in each case not later than the opening of business on the first Business Day following the Closing Date.

Section 5.3          Conditions to Obligations of Steuben. The obligations of Steuben to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Steuben pursuant to Section 7.6:

(a)          Representations and Warranties. The representations and warranties of Community set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date); provided, however, that no representation or warranty of Community (other than the representations and warranties set forth in (i) Section 3.3(g)(B), which shall be true and correct in all respects, and (ii) Sections 3.3(a), 3.3(b)(i), 3.3(b)(ii), 3.3(b)(iii)(A), 3.3(c), 3.3(i) and 3.3(k) (collectively, the “Community Fundamental Representations”) which shall be true in all material respects) shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event, change, circumstance or effect inconsistent with such representation or warranty, unless such fact, event, change, circumstance or effect, individually or taken together with all other facts, events, changes, circumstances or effects inconsistent with any representation or warranty of Community, has had or would reasonably be expected to have a Material Adverse Effect on Community; provided, further, that for purposes of determining whether a representation or warranty (other than a Community Fundamental Representation) is true and correct for purposes of this Section 5.3(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Steuben shall have received a certificate, dated the Closing Date, signed on behalf of Community by the chief executive officer or any executive vice president of Community, to such effect.

(b)          Performance of Agreements and Covenants. Each and all of the agreements and covenants of Community to be performed and complied with pursuant to this Agreement prior to the Effective Time shall have been duly performed and complied with in all material respects and Steuben shall have received a certificate, dated the Closing Date, signed on behalf of Community by the chief executive officer or any executive vice president of Community, to such effect.

(c)          Material Adverse Effect. Since the date hereof, there shall not have occurred any fact, event, change, circumstance or effect, individually or taken together with all other facts, events, changes, circumstances or effects, that has had or would reasonably be expected to have a Material Adverse Effect on Community.

(d)          Tax Opinion. Steuben shall have received a written opinion from Pillar+Aught in form and substance reasonably satisfactory to Steuben, dated as of the Closing Date, substantially to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may rely upon customary representations contained in certificates of officers of Community and Steuben reasonably satisfactory in form and substance to such counsel.

Article 6

TERMINATION

Section 6.1          Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the Steuben Shareholder Approval, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a)          By mutual written consent of Steuben and Community;

(b)          By either Community or Steuben (provided, that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Steuben, in the case of a termination by Community, or Community, in the case of a termination by Steuben, which breach or failure to be true, either individually or in the aggregate with all the other breaches by such Party (or failures of representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 5.2, in the case of a termination by Community, or Section 5.3, in the case of a termination by Steuben, and which is not cured within thirty (30) days following written notice to Steuben, in the case of a termination by Community, or Community, in the case of a termination by Steuben, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Expiration Date);

(c)           By either Community or Steuben in the event that the Steuben Shareholder Approval has not been obtained by reason of the failure to obtain the required vote at the Steuben Shareholder Meeting; provided that Steuben may not terminate this Agreement under this Section 6.1(c) if it has not complied in all material respects with its obligations under Section 4.5 (including by complying with any adjournment or postponement obligations under Section 4.5);

(d)           By either Community or Steuben in the event that a court of competent jurisdiction or other Governmental Authority shall have issued any Order restraining, enjoining or otherwise prohibiting the Merger or the Bank Merger and such Order shall have become final and nonappealable;

(e)           By either Community or Steuben in the event that the Merger has not been consummated by 5:00 p.m., New York City time, on the first (1st) anniversary of the date of this Agreement (the “Expiration Date”), provided that the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 6.1(e);

(f)            By Community in the event that Community or any of its Affiliates: (i) receives written notice from a Governmental Authority that it has finally determined not to grant (or has rescinded or revoked if previously approved) any Requisite Regulatory Approval; or (ii) receives written notice from a Governmental Authority that it has finally determined not to grant such Requisite Regulatory Approval without imposing a Materially Burdensome Regulatory Condition;

(g)           By Community in the event that (i) the Steuben Board of Directors or any committee thereof effects an Adverse Recommendation Change (it being understood that any written notice by Steuben to Community of Steuben’s intention to make an Adverse Recommendation Change pursuant to Section 4.5 in advance of making an Adverse Recommendation Change shall not result in Community having any termination rights pursuant to this Section 6.1(g)), (ii) Steuben has failed to substantially comply with its obligations under Section 4.5 or 4.12, (iii) a tender offer or exchange offer for fifteen percent (15%) or more of the outstanding Steuben Common Shares is commenced and Steuben shall not have sent to its shareholders, within ten (10) Business Days after the commencement of such tender or exchange offer, a statement that the Board of Directors of Steuben recommends rejection of such tender or exchange offer, or (iv) an Acquisition Proposal (other than a tender or exchange offer covered by clause (iii) of this Section 6.1(g)) with respect to Steuben is publicly announced and, upon Community’s request, Steuben fails to issue a press release announcing its opposition to such Acquisition Proposal and reaffirming the Steuben Directors’ Recommendation within five (5) Business Days after such request; or

(h)           By Steuben, if the Steuben Board of Directors so determines by a majority vote of the members of the entire Steuben Board of Directors, at any time during the five (5)-day period commencing on the Determination Date, if and only if both of the following conditions are satisfied:

(i)          (A) The Community Market Value is less than (B) the Initial Community Market Value multiplied by 0.80; and

(ii)         (A) The number obtained by dividing the Community Market Value by the Initial Community Market Value (the “Community Ratio”) is less than (B) the number obtained by dividing the Final Index Price by the Initial Index Price and subtracting 0.20 from such quotient (such number, the “Index Ratio”);

subject, however, to the following three (3) sentences.  If Steuben elects to exercise its termination right pursuant to this Section 6.1(h), it shall give prompt written notice thereof to Community, but in any event not later than the end of the five (5) day period referred to above.  During the five (5) Business Day period commencing with its receipt of such notice, Community shall have the option of increasing the Per Share Stock Consideration to equal the lesser of (A) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is equal to the product of the Per Share Stock Consideration (as then in effect) and the Index Ratio, and the denominator of which is equal to the Community Ratio, or (B) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is equal to the product of the Per Share Stock Consideration (as then in effect), the Initial Community Market Value and 0.80, and the denominator of which is the Community Market Value. If within such five (5) Business Day period, Community delivers written notice to Steuben that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, then no termination shall have occurred pursuant to this Section 6.1(h), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Per Share Stock Consideration shall have been so modified).

For purposes of this Section 6.1(h), the following terms shall have the meanings indicated below:

“Community Market Value” means the volume-weighted average trading price of the Community Common Stock on the NYSE for the thirty (30) trading day period ending on and including the third (3rd) trading day immediately preceding the Determination Date.

“Determination Date” means the later of (i) the date on which the last Requisite Regulatory Approval is obtained without regard to any requisite waiting period or (ii) the date on which the Steuben Stockholder Approval is obtained.

“Final Index Price” means the average closing price of the Index for the same trading days used in calculating the Community Market Value.

“Index” means the KBW Nasdaq Regional Banking Index or, if such Index is not available, such substitute or similar Index as substantially replicates the KBW Nasdaq Regional Banking Index.

“Initial Community Market Value” means $62.58.

“Initial Index Price” means $98.02.

If Community or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 6.1(h).

The Party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g) or (h) of this Section 6.1 shall give written notice of such termination to the other Party in accordance with Section 7.8, specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 6.2            Termination Fee. (a)  In the event that (i) (A) either Party terminates this Agreement pursuant to Section 6.1(c) or 6.1(e), or (B) Community terminates this Agreement pursuant to Section 6.1(b), (ii) prior to the event giving rise to the right to terminate this Agreement, an Acquisition Proposal shall have been made known to Steuben or any of its Subsidiaries or shall have been made directly to Steuben’s shareholders generally or any Person shall have publicly announced, or disclosed to Steuben’s Board of Directors or senior management, an intention (whether or not conditional) to make an Acquisition Proposal, and (iii) within twelve (12) months following such termination an Acquisition Proposal is consummated or a definitive agreement is entered into by Steuben with respect to an Acquisition Proposal, Steuben shall pay to Community, by wire transfer of immediately available funds, an amount equal to $4,270,000 (the “Termination Fee”) on the date of the earliest to occur of the events described in clause (iii) above; provided that for purposes of this Section 6.2(a), all references in the definition of “Acquisition Proposal” to fifteen percent (15%) shall be to fifty percent (50%).

(b)           In the event that Community terminates this Agreement pursuant to Section 6.1(g), Steuben shall pay to Community, by wire transfer of immediately available funds, the Termination Fee within two (2) Business Days after the date this Agreement is terminated.

(c)           Steuben hereby acknowledges that the agreements contained in this Section 6.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Community would not enter into this Agreement. In the event that Steuben fails to pay if and when due any amount payable under this Section 6.2, then (i) Steuben shall reimburse Community for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of such overdue amount, and (ii) Steuben shall pay to Community interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as published in the “Money Rates” column in The Wall Street Journal or, if not published therein, in another national financial publication selected by Community) in effect on the date such overdue amount was originally required to be paid.

(d)           The payment of the Termination Fee in the circumstances in which it is payable shall fully discharge Steuben from and be the sole and exclusive remedy of Community with respect to any and all losses that may be suffered by Community based upon, resulting from or arising out of the circumstances giving rise to termination of this Agreement. In no event shall Steuben be required to pay the Termination Fee on more than one occasion.

Section 6.3            Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 6.1, this Agreement shall become void and have no effect, and none of Community, Steuben, any of their respective Subsidiaries, or any of the officers or directors of any of them, shall have any Liability of any nature whatsoever hereunder or in conjunction with the transactions contemplated hereby, except that (i) the provisions of Section 4.10(b), Article 6 and Article 7 shall survive any such termination and abandonment, and (ii) except as set forth in Section 6.2(d), a termination of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant or agreement of such Party contained in this Agreement.

Article 7

MISCELLANEOUS

Section 7.1            Definitions. (a)  Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of fifteen percent (15%) or more of the consolidated assets of Steuben and its Subsidiaries or fifteen percent (15%) or more of any class of equity or voting securities of Steuben or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than fifteen percent (15%) of the consolidated assets of Steuben, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a third party beneficially owning fifteen percent (15%) or more of any class of equity or voting securities of Steuben or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than fifteen percent (15%) of the consolidated assets of Steuben, or (iii) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Steuben or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than fifteen percent (15%) of the consolidated assets of Steuben.

“Affiliate” of a Person shall mean any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person. For purposes of this definition, “control” (and its derivatives) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of equity, voting or other interests, as trustee or executor, by Contract or otherwise.

“Average Closing Price” shall mean the average closing price of Community Common Stock, as recorded on the NYSE, during the thirty (30) trading day period ending on the trading day immediately preceding the date upon which the Effective Time occurs.

“Benefit Plan” shall mean any “employee benefit plan” (as that term is defined in Section 3(3) of ERISA), including any plan that is a “multiemployer plan” as defined in Section 3(37) of ERISA, and any other employee benefit plan, policy, or agreement, whether or not covered by ERISA, and any pension, retirement, profit-sharing, deferred compensation, equity compensation, employment, stock purchase, gross-up, retention, incentive compensation, collective bargaining agreement, employee stock ownership, severance, change in control, vacation, bonus, or deferred compensation plan, policy, or arrangement, any medical, vision, dental, or other written health plan, any life insurance plan, fringe benefit plan, and any other employee program or agreement, whether formal or informal or written or oral.

“BHC Act” shall mean the Bank Holding Company Act of 1956, as amended, and rules and regulations thereunder.

“Business Day” shall mean any day that the NYSE is normally open for trading for a full day and that is not a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required to close for regular banking business.

“Code” shall mean the Internal Revenue Code of 1986, as amended, any successor statute thereto, and the rules and regulations thereunder.

“Community Common Stock” or “Community Shares” shall mean the $1.00 par value per share common stock of Community.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated August 16, 2019, by and among Community, Community Bank, Steuben and Steuben Bank.

“Consent” shall mean any filing, notice, registration, consent, approval, authorization, clearance, exemption, waiver, or similar affirmation with, to or by any Person pursuant to any Contract, Law, Order or Permit.

“Contract” shall mean any written or oral agreement, arrangement, commitment, contract, indenture, instrument, lease, understanding, note, bond, license, mortgage, deed of trust or undertaking of any kind or character to which any Person is a party or that is binding on any Person or its capital stock, assets, or business.

“Default” shall mean (i) any breach or violation of or default under any Contract, Law, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Law, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice or both would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Law, Order or Permit.

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common Law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response, Compensation and Liability Act, as amended, the Resource Conservation and Recovery Act, as amended, and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material, including all requirements for Permits, licenses and other authorizations that may be required.

“ERISA Affiliate” of any Person means any entity that is, or at any relevant time was, treated as a single employer with such Person under Section 414 of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Facilities” shall mean all buildings and improvements on the property of any Person.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“Federal Reserve Board” shall mean the Board of Governors of the Federal Reserve System (including any Federal Reserve Bank).

“FINRA” shall mean the Financial Industry Regulatory Authority.

“GAAP” shall mean accounting principles generally accepted in the United States of America, consistently applied during the periods involved.

“Governmental Authority” shall mean each Regulatory Authority and any other domestic or foreign court, arbitrator or arbitration panel, administrative agency, commission or other governmental authority or instrumentality (including the staff thereof), or any industry self-regulatory authority (including the staff thereof).

“Hazardous Material” shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws), and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products that are or become regulated under any applicable local, state, or federal Law (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

“Intellectual Property” shall mean (i) any patents, copyrights, trademarks, service marks, maskworks or similar rights throughout the world, and applications or registrations for any of the foregoing, (ii) any proprietary interest, whether registered or unregistered, in know-how, copyrights, trade secrets, database rights, data in databases, website content, inventions, invention disclosures or applications, software (including source and object code), operating and manufacturing procedures, designs, specifications and the like, (iii) any proprietary interest in any similar intangible asset of a technical, scientific or creative nature, including slogans, logos and the like and (iv) any proprietary interest in or to any documents or other tangible media containing any of the foregoing.

“Intervening Event” shall mean any material event or development or material change in circumstances with respect to Steuben and its Subsidiaries, taken as a whole, that (i) arises or occurs after the date of this Agreement and was neither known by nor reasonably foreseeable to the Steuben Board of Directors as of or prior to the date hereof and (ii) does not relate to (A) any Acquisition Proposal or (B) any Requisite Regulatory Approval.

“Knowledge” shall mean (i) with respect to Steuben, the knowledge of the individuals listed in Section 7.1 of the Steuben Disclosure Letter, after reasonable inquiry, and (ii) with respect to Community, the knowledge of the individuals listed in Section 7.1 of the Community Disclosure Letter, after reasonable inquiry.

“Law” shall mean any code, law (including any rule of common law), ordinance, regulation, rule, or statute applicable to a Person or its assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any Governmental Authority.

“Liability” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, or guaranty of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” shall mean any mortgage, pledge, claim, reservation, restriction (other than a restriction on transfers arising under the Securities Laws), security interest, lien, or encumbrance of any nature whatsoever of, on, or with respect to any property or property interest, other than Liens for property Taxes not yet due and payable.

“Litigation” shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability, but shall not include claims of entitlement under any Benefit Plans that are made or received in the ordinary course of business.

“

Material Adverse Effect” on Steuben or Community, as the case may be, shall mean a material adverse effect on (i) the condition (financial or otherwise), property, business, assets (tangible or intangible), liabilities or results of operations of such Party and its Subsidiaries taken as a whole or (ii) the ability of such Party and its Subsidiaries to perform their obligations under this Agreement or to timely consummate the Merger, the Bank Merger or the other transactions contemplated by this Agreement; provided, however, that “Material Adverse Effect” shall not be deemed to include for purposes of (i) above, (A) changes after the date of this Agreement in GAAP or regulatory accounting requirements generally applicable to banks and their holding companies, (B) changes after the date of this Agreement in Laws or interpretations of Laws by Governmental Authorities of general applicability to banks and their holding companies, (C) changes after the date of this Agreement in general economic or market conditions in the United States or any state or territory thereof, in each case generally affecting banks and their holding companies, (D) changes after the date of this Agreement in market interest rates, (E) changes resulting from the announcement or pendency of the Merger or the other transactions contemplated hereby (including the impact thereof on relationships with customers, Service Providers or partners) or actions or inactions expressly required by this Agreement, or (F) any failure to meet internal projections or forecasts or estimates of revenues or earnings for any period, or any decline in the trading price of such Party’s common stock (it being understood that the circumstances giving rise to such failure or decline that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect), except with respect to clauses (A), (B), (C) and (D) to the extent that the effects of such changes are disproportionately adverse to the condition (financial or otherwise), property, business, assets (tangible or intangible), liabilities or results of operations of such Party and its Subsidiaries taken as a whole, as compared to other banks and their holding companies.

“New York Superintendent” shall mean the Superintendent of the Department of Financial Services of the State of New York.

“NYSE” shall mean the New York Stock Exchange.

“OCC” shall mean the Office of the Comptroller of the Currency.

“Order” shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or other Governmental Authority.

“Organizational Documents” shall mean the articles of incorporation, certificate of incorporation, charter, bylaws or other similar governing instruments, in each case as amended as of the date specified, of any Person.

“Party” shall mean Community, on the one hand, or Steuben, on the other hand, and “Parties” shall mean Community and Steuben.

“Permit” shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, or permit from Governmental Authorities that are required for the operation of the businesses of a Person or its Subsidiaries.

“Person” shall mean any natural person or any legal, commercial, or governmental entity, including a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, or person acting in a representative capacity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

“Proxy Statement” shall mean the proxy statement relating to the Steuben Shareholder Meeting (including any amendments or supplements thereto).

“Registration Statement” shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Community under the Securities Act with respect to the shares of Community Common Stock to be issued to the holders of Steuben Common Shares in connection with the transactions contemplated by this Agreement.

“Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Federal Reserve Board (including any Federal Reserve Bank), the OCC, the FDIC, the Consumer Financial Protection Bureau, the Internal Revenue Service, the New York Superintendent, any state attorney general, all federal and state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, FINRA, and the SEC (including, in each case, the staff thereof).

“Representative” shall mean any investment banker, financial advisor, attorney, accountant, consultant, agent or other representative of a Person.

“Rights” shall mean, with respect to any Person, securities, or obligations convertible into or exercisable or exchangeable for, or giving any other Person any right to subscribe for or acquire, or any options, calls, restricted stock, deferred stock awards, stock units, phantom awards, dividend equivalents, or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person, whether vested or unvested or exercisable or unexercisable.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“SEC Reports” shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with the SEC.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Securities Laws” shall mean the Securities Act, the Exchange Act, the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the Trust Indenture Act of 1939, each as amended, state securities and “Blue Sky” Laws, including in each case the rules and regulations thereunder.

“Service Provider” shall mean any current or former director, officer, employee or individual independent contractor or consultant of Steuben or any of its Subsidiaries.

“Steuben Benefit Plan” shall mean any Benefit Plan that is entered into, maintained by, sponsored in whole or in part by, or contributed to by Steuben or any Subsidiary or ERISA Affiliate thereof, or under which Steuben or any Subsidiary or ERISA Affiliate thereof could reasonably be expected to have any obligation or Liability, whether actual or contingent, with respect to any Service Provider.

“Steuben Common Shares” shall mean the $1.00 par value per share common shares of Steuben.

“Steuben Dividend Reinvestment Plan” shall mean the Steuben Trust Corporation Share Owner Dividend Reinvestment and Stock Purchase Plan.

“Steuben Financial Statements” shall mean (i) the audited consolidated statements of financial condition (included related notes and schedules) of Steuben as of December 31, 2018, 2017 and 2016 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows (including related notes and schedules, if any) of Steuben for each of the three (3) years ended December 31, 2018, 2017 and 2016 as set forth in Steuben’s annual report for the years ended December 31, 2018, 2017 and 2016, and (ii) the unaudited interim consolidated statements of financial condition of Steuben as of the end of each calendar quarter following December 31, 2018, and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows of Steuben for the periods then ended.

“Steuben Shareholder Approval” shall mean the adoption of this Agreement by the holders of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding Steuben Common Shares.

“Subsidiary” or “Subsidiaries” shall have the meaning assigned in Rule 1-02(x) of Regulation S-X of the SEC.

“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal for at least a majority of the outstanding Steuben Common Shares on terms that the Board of Directors of Steuben concludes in good faith to be more favorable from a financial point of view to Steuben’s shareholders than the Merger and the other transactions contemplated by this Agreement (including the terms, if any, proposed by Community to amend or modify the terms of the transactions contemplated by this Agreement), (i) after receiving the written advice of its financial advisor (which shall be a nationally recognized investment banking firm), (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (iii) after taking into account all legal (with the written advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement and break-up fee provisions and conditions to closing) and any other relevant factors permitted under applicable Law.

“Tax” or “Taxes” shall mean all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other like assessments, including assessments for unclaimed property, as well as income, gross receipts, excise, employment, sales, use, transfer, intangible, recording, license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, or any amount in respect of unclaimed property or escheat, imposed by or required to be paid or withheld by the United States or any state, local, or foreign government or subdivision or agency thereof, whether disputed or not, including any related interest, penalties, and additions imposed thereon or with respect thereto, and including any Liability for Taxes of another Person pursuant to a contract, as a transferee or successor, under Treasury Regulation Section 1.1502-6 or analogous provision of state, local or foreign Law or otherwise.

“Tax Return” shall mean any report, return, information return, or other information provided or required to be provided to a Taxing Authority in connection with Taxes, including any return of an Affiliated or combined or unitary group that includes a Party or its Subsidiaries and including without limitation any estimated Tax return.

“Taxable Period” shall mean any period prescribed by any Taxing Authority.

“Taxing Authority” shall mean any federal, state, local, municipal, foreign, or other Governmental Authority, instrumentality, commission, board or body having jurisdiction over the Parties to impose or collect any Tax.

“Technology Systems” shall mean the electronic data processing, information, record keeping, communications, telecommunications, hardware, third-party software, networks, peripherals, portfolio trading and computer systems, including any outsourced systems and processes, and Intellectual Property used by Steuben.

(b)           The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Adverse Recommendation Change	Section 4.12(c)
Agreement	Preamble
Anti-Corruption Laws	Section 3.2(h)(v)
Anti-Money Laundering Laws	Section 3.2(h)(vi)
Appraisal Rights	Section 2.3(a)
Bank Merger	Recitals
Bank Merger Agreement	Recitals
Book-Entry Shares	Section 2.2(b)
Capitalization Date	Section 3.2(c)
Certificates of Merger	Section 1.4
Closing	Section 1.3
Closing Date	Section 1.3
Community	Preamble
Community Bank	Recitals
Community Disclosure Letter	Section 3.1
Community Fundamnetal Decisions	Section 5.3(a)
Community Preferred Stock	Section 3.3(c)
Community Regulatory Agreement	Section 3.3(f)(ii)
Community Reports	Section 3.3(d)(ii)
Continuing Employees	Section 4.14(a)
CRA	Section 3.2(p)

Delaware Secretary	Section 1.4
Delinquent Loans	Section 3.2(n)(ii)
DGCL	Recitals
Dissenting Shares	Section 2.3(a)
Effective Time	Section 1.4
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Expiration Date	Section 6.1(e)
Fractional Share Consideration	Section 2.1(a)
Indemnified Party	Section 4.16(a)
IRS	Section 3.2(j)(i)
Loans	Section 3.2(n)(i)
Materially Burdensome Regulatory Condition	Section 4.8(h)
Merger	Recitals
Merger Consideration	Section 2.1(a)
NYBCL	Recitals
New York Secretary	Section 1.4
Per Share Cash Consideration	Section 2.1(a)
Per Share Merger Consideration Value	Section 2.4(a)
Per Share Stock Consideration	Section 2.1(a)
Permitted Liens	Section 3.2(w)
PIFI	Section 3.2(q)(i)
Premium Cap	Section 4.16(b)
Proposed Dissenting Shares	Section 2.3(a)
Requisite Regulatory Approvals	Section 4.8(g)
Sanctions	Section 3.2(h)(viii)
Sanctioned Country	Section 3.2(h)(viii)
Shareholder Support Agreement	Recitals
Steuben	Preamble
Steuben Bank	Recitals
Steuben Certificates	Section 2.2(b)
Steuben Directors’ Recommendation	Section 3.2(b)(ii)
Steuben Disclosure Letter	Section 3.1
Steuben Financial Statements	Section 7.1
Steuben Owned Properties	Section 3.2(w)
Steuben Real Property	Section 3.2(w)
Steuben Regulatory Agreement	Section 3.2(h)(iv)
Steuben Reports	Section 3.2(d)(ii)
Steuben Shareholder Meeting	Section 4.5(a)
Surviving Corporation	Section 1.1
Takeover Laws	Section 3.2(u)
Termination Fee	Section 6.2(b)
WARN	Section 3.2(i)(iii)

(c)           Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” The words “hereby,” “herein,” “hereof” or “hereunder,” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific section.

Section 7.2            Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall be deemed only to be conditions of the Merger and shall not survive the Effective Time, except for Section 4.16 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 7.3            Expenses. Except as otherwise provided in Section 6.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, whether or not such transactions are consummated, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Community and Steuben shall bear and pay fifty percent (50%) of all printing and mailing costs associated with the Registration Statement and Proxy Statement and any amendment or supplement thereto.

Section 7.4            Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the Steuben Disclosure Letter, the Community Disclosure Letter and the Exhibits hereto) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than the Confidentiality Agreement, which shall remain in effect. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance herewith without notice or Liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding any other provision hereof to the contrary, no consent, approval, or agreement of any third party beneficiary will be required to amend, modify or waive any provision of this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement; provided that, notwithstanding the foregoing clause, following the Effective Time only (but not unless and until the Effective Time occurs), (i) the provisions of Section 4.16 shall be enforceable by each Indemnified Party described therein, and (ii) each holder of Steuben Common Shares who properly surrenders his, her or its Steuben Common Shares in accordance with Article 2 shall have the right to receive the applicable Merger Consideration and such right shall be enforceable by such holder of Steuben Common Shares.

Section 7.5            Amendments. Before the Effective Time, this Agreement may be amended by a subsequent writing signed by each of the Parties, whether before or after the Steuben Shareholder Approval has been obtained, except to the extent that any such amendment would require the approval of the shareholders of Steuben, unless such required approval is obtained.

Section 7.6            Waivers. (a)  Prior to or at the Effective Time, either Party shall have the right to waive any Default in the performance of any term of this Agreement by the other Party, to waive or extend the time for the compliance or fulfillment by the other Party of any and all of such other Party’s obligations under this Agreement, and to waive any or all of the conditions precedent to its obligations under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No waiver by a Party shall be effective unless in writing signed by a duly authorized officer of such Party.

(b)           The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

Section 7.7            Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

Section 7.8            Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile or electronic transmission, by email, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the Persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

To Community:

Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, New York 13214
Fax: 315-445-7347
Email: Joe.Getman@communitybankna.com
Attention: Joe Getman, Executive Vice President and General Counsel

Copy to Counsel (which shall not constitute notice):

Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281
Fax: 212-504-6666
Email: Andrew.Alin@cwt.com
Attention: Andrew P. Alin

To Steuben:

Steuben Trust Corporation
One Steuben Square
Hornell, New York 14843
Fax: 607-324-9532
Email: Brenda.Copeland@steubentrust.com
Attention: Brenda L. Copeland

Copy to Counsel (which shall not constitute notice):

Pillar+Aught
4201 E. Park Circle
Harrisburg, Pennsylvania 17111
Fax: 717-686-9862
Email: krollins@pillaraught.com
Attention: Kenneth J. Rollins

Section 7.9            Governing Law; Jurisdiction. (a)  This Agreement and all disputes or controversies arising out of or relating to this Agreement and the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of New York, without regard to any applicable conflicts of law principles that would result in the application of the Laws of another jurisdiction; provided that the Laws of the United States shall govern the consummation of the Bank Merger.

(b)          Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Supreme Court of the State of New York or, if under applicable Law, exclusive jurisdiction over such matters is vested in the Federal courts, any Federal court located in the State of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Supreme Court or, to the extent required by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, (x) any claim that such Party is not personally subject to the jurisdiction of any such court, (y) any claim that such Party and such Party’s property is immune from any legal process issued by any such court and (z) the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 7.8. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 7.10          Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

Section 7.11          Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

Section 7.12          Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties.

Section 7.13          Severability. If any term or provision of this Agreement is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the Parties. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 7.14          Waiver of Jury Trial. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT THAT ANY PARTY MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY PROCEEDING, LITIGATION OR COUNTERCLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. IF THE SUBJECT MATTER OF ANY LAWSUIT IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY TO THIS AGREEMENT SHALL PRESENT AS A NONCOMPULSORY COUNTERCLAIM IN ANY SUCH LAWSUIT ANY CLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. FURTHERMORE, NO PARTY TO THIS AGREEMENT SHALL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL CANNOT BE WAIVED.

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf as of the day and year first above written.

COMMUNITY BANK SYSTEM, INC.

By:	/s/ Mark E. Tryniski
Name: Mark E. Tryniski
Title: President and Chief Executive Officer

STEUBEN TRUST CORPORATION

By:	/s/ Brenda L. Copeland
Name: Brenda L. Copeland
Title: Chief Executive Officer

By:	/s/ John S. Eagleton
Name: John S. Eagleton
Title: President